QUARTZ MOUNTAIN RESOURCES LTD.

FILING STATEMENT

Dated as of December 19, 2011

Neither the TSX Venture Exchange Inc. nor any securities regulatory authority has in any way passed upon the merits of the transactions described in this Filing Statement.

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LIST OF APPENDICES

APPENDIX A	FINANCIAL STATEMENTS AND AUDITOR'S CONSENT

APPENDIX B	MANAGEMENT DISCUSSION & ANALYSIS

APPENDIX C	CERTIFICATE OF QUARTZ MOUNTAIN RESOURCES LTD.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Filing Statement including the summary hereof. Terms and abbreviations used in the financial statements of the Corporation and in the appendices to this Filing Statement are defined separately and the terms and abbreviations defined below are not used therein, except where otherwise indicated. Words importing the singular, where the context requires, include the plural and vice versa and words importing any gender include all genders. All dollar amounts herein are in Canadian dollars, unless otherwise stated.

All defined terms not otherwise defined herein are as defined in the policies of the Exchange.

"Affiliate" has the meaning set out in set out in section 1.2 of Exchange Policy 1.1;

"Associate" has the meaning set out in set out in section 1.2 of Exchange Policy 1.1;

"Acquisition" means the acquisition by the Corporation of the Option from HDRL and the performance by the Corporation of all its obligations pursuant to the Sale Agreement and the Option Agreement;

"BCBCA" means the Business Corporations Act (British Columbia), including the regulations promulgated thereunder, as amended;

“Board” means the board of directors of the Corporation;

"Buck Property" means the Buck property consisting of the mineral claims that are the subject of the Technical Report;

"Business Day" means any day other than a Saturday, Sunday or a day on which banking institutions in Vancouver, British Columbia are authorized or obligated by law to close;

"Closing Date" means the day of final closing of the Transactions;

"Common Shares" means common shares in the capital of the Corporation which are not Flow-Through Common Shares;

"Control Person" means any person or company that holds or is one of a combination of persons or companies that holds a sufficient number of any of the securities of an issuer so as to affect materially the control of that issuer, or that holds more than 20% of the outstanding voting securities of an issuer except where there is evidence showing that the holder of those securities does not materially affect the control of the issuer;

"Corporation" means Quartz Mountain Resources Ltd., a corporation incorporated under the BCBCA;

"Court" means the Supreme Court of British Columbia;

"Exchange" means the TSX Venture Exchange Inc.;

"Exchange Policies" means the policies of the Exchange as set out in the Exchange's Corporate Finance Manual;

"Exchange Policy 5.3" means the Exchange Policy 5.3 - Acquisition and Disposition of Non-Cash Assets;

"Filing Statement" means this filing statement of the Corporation dated December 19, 2011, together with the appendices attached hereto and including the summary hereof;

"Final Exchange Bulletin" means the Exchange bulletin which is issued following closing of the Transactions and the submission of all required documentation that evidences the final Exchange acceptance of the Transactions;

"Financial Statements" means the audited consolidated financial statements of the Corporation for the year ended July 31, 2011, 2010 and 2009;

“Financing” means the non-brokered private placement described in the ‘Transactions’ portion of the ‘General Development of the Business’ section below;

“Flow-Through Common Share” shall have the meaning of subsection 66(15) of the Tax Act;

“Graduation” means the relisting of the Common Shares on Tier 2 of the Exchange;

"HDRL" means Hunter Dickinson Resources Ltd.;

“HDSI” means Hunter Dickinson Services Inc.;

"Insider" as used in relation to an Issuer, has the meaning set out in section 1.2 of Exchange Policy 1.1;

"NI 43-101" means National Instrument 43-101 entitled "Standards of Disclosure for Mineral Projects" adopted by the Canadian Securities Administrators;

"Non Arm's Length Parties" has the meaning set out in set out in section 1.2 of Exchange Policy 1.1;

“Option” means the right of HDRL to acquire a 100% legal and beneficial interest in the Buck Property pursuant to the terms of the Option Agreement;

"Option Agreement" means the option agreement dated June 28, 2011 by and between HDRL and the Vendor;

"Person" means any individual, firm, partnership, company, corporation or other body corporate, and the heirs, executors, administrators and other legal representatives of an individual;

"Promoter" If used in relation to an issuer, a person who (a) acting alone or in concert with one or more other persons, directly or indirectly, takes the initiative in founding, organizing or substantially reorganizing the business of the issuer, or (b) in connection with the founding, organization or substantial reorganization of the business of the issuer, directly or indirectly receives, in consideration of services or property or both, 10% or more of a class of the issuer's own securities or 10% or more of the proceeds from the sale of a class of the issuer's own securities of a particular issue, but does not include a person who (c) receives securities or proceeds referred to in paragraph (b) solely (i) as underwriting commissions, or (ii) in consideration for property, and (d) does not otherwise take part in founding, organizing or substantially reorganizing the business;

“Related Party” has the meaning set out in set out in section 1.2 of Exchange Policy 1.1;

“Related Party Transaction” has the meaning set out in section 1.2 of Exchange Policy 1.1;

"Sale Agreement" means the sale agreement dated as of November 22, 2011, by and between the Corporation and HDRL in respect of the sale of the rights of HDRL to the Option under the Option Agreement;

“Tax Act” means the Income Tax Act (Canada), as amended, re-enacted or replaced from time to time and the regulations promulgated thereunder;

"Technical Report" means the NI 43-101 report with an effective date of October 6, 2011, entitled "The Buck Property, Houston Area, Central British Columbia", prepared by David Bailey, PhD, P.Geo., a "Qualified Person" under NI 43-101 which is independent of the Corporation;

"Transactions" means the transactions, including the Acquisition, the Graduation and the Financing, described in this Filing Statement; and

"Vendor" means R.G. Lifeboat Holdings Ltd. and Dwayne Kress.

GLOSSARY OF MINING TERMS

The following is a glossary of certain terms used in this Filing Statement including the summary hereof. Terms and abbreviations used in the financial statements of the Corporation and in the appendices to this Filing Statement are defined separately and the terms and abbreviations defined below are not used therein, except where otherwise indicated. Words importing the singular, where the context requires, include the plural and vice versa and words importing any gender include all genders.

$	Canadian dollars.

3D	three dimensional.

Ag	the chemical symbol for silver.

andesitic and dacitic	rocks composed solely or primarily of volcanic materials of intermediate composition, in

volcaniclastic units	which the component volcanic material has been transported and reworked through mechanical action, such as by wind or water.

Arc volcanism

a volcanic arc is a chain of volcanoes, forming islands in a belt that is arc shaped as seen from above. Generally they are the result of the subduction of an oceanic tectonic plate under another tectonic plate.

As	the chemical symbol for arsenic.

Au	the chemical symbol for gold.

Chalcopyrite	a copper sulphide mineral, the most common ore mineral of copper.

Chargeability high	a response during a geophysical survey (See Induced Polarization below) that is an indication of the presence of metallic sulphides and/or oxides.

CIM Standards	the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council from time to time last revised on June 30, 2011.

Crustal extension	extensional tectonics is concerned with the structures such as faults and folds that are formed by tectonic processes associated with the stretching of the crust of the earth.

Cu	the chemical symbol for copper.

Epithermal

a mineral deposit, formed at low temperature (50-200°C), usually within one kilometre of the earth's surface, often as veins with gold or silver. Low sulphidation precious metal (gold-silver) deposits are distinguished by their sulphide mineralogy (pyrite, sphalerite, galena and chalcopyrite) typically within quartz veins with local carbonate and associated alteration, like sericite (a fine mica) and illite (a clay mineral).

Felsic dyke	a type of sheet intrusion of rhyolite of dacite composition that cuts discordantly across the country rocks.

g/t	grams per metric tonne.

HQ or PQ	drill core that is 63.5 mm and 85 mm, respectively, in diameter.

Hydrothermal	a style of alteration of rocks and minerals that occurs from exposure to circulating hot fluids

I.P.	induced polarization which is a geophysical imaging technique used to detect minerals beneath the surface.

Imperial	the non-metric system of units of measurement, which includes units such as inches, feet, yards, pounds, quarts and gallons.

Mo	the chemical symbol for molybdenum.

Net Smelter Returns

refers to the revenues expected from the mill feed, taking into consideration mill recoveries, transport costs of the concentrate to the smelter, treatment and refining charges, and other deductions at the smelter

Pb	the chemical symbol for lead.

Porphyry deposit

copper deposits, commonly with molybdenum and/or gold by-products, which are associated with porphyritic intrusive rocks and the fluids that accompany them during the transition and cooling from magma to rock.

Terrane	a crustal block in which the rock units have an association and distinctive geologic history.

Tonne	1,000 kilograms (approximately 2,205 pounds).

Volcanogenic massive sulphide or ‘VMS’	a mineral deposit in with accumulations of sulphide minerals (more than 60%) which occur in lens-like or tabular bodies parallel to the volcanic stratigraphy or bedding.

Vuggy	small cavities that have formed in a rock or vein.

Zn	the chemical symbol for zinc.

Currency and Exchange Rates

On December 19, 2011, the rate of exchange of the Canadian dollar, based on the daily noon rate in Canada as published by the Bank of Canada, was US$1 = Canadian $1.0387. Exchange rates published by the Bank of Canada are available on its website, www.bankofcanada.ca, are nominal quotations — not buying or selling rates — and are intended for statistical or analytical purposes.

The following tables set out the exchange rates, based on the daily noon rates in Canada as published by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars.

	For year ended July 31 (Canadian Dollar per U.S. Dollar)
	2011	2010	2009	2008	2007
End of Period	$0.9538	$1.0290	$1.0790	$1.0257	$1.0657
Average for the Period(1)	$0.9941	$1.0486	$1.1758	$1.0070	$1.1258
High for the Period	$1.0642	$1.1079	$1.3000	$1.0755	$1.1853
Low for the Period	$0.9449	$0.9961	$1.0253	$0.9170	$1.0372

Notes:
The average rate for each period is the average of the daily noon rates on the last day of each month during the period.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for statements of historical fact, this Filing Statement contains certain "forward-looking information" within the meaning of applicable securities law. Forward-looking information is frequently characterized by words such as "plan", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include uncertainty related to the completion of the required financing, the fulfillment of the conditions upon which the transaction described herein is dependent, market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of mineralization and resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Corporation on terms acceptable to it or at all, changes in and the effect of government policies with respect to mineral exploration and exploitation, the ability to obtain required permits, potential environmental issues and liabilities associated with exploration and development and mining activities, delays in exploration and development projects and the possibility of adverse developments in the financial markets generally. The Corporation is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. The Corporation undertakes no obligation to update forward-looking information if circumstances or management's estimates should change except as required by law. The reader is cautioned not to place undue reliance on forward-looking statements. More detailed information about potential factors that could affect financial results is included in the documents that may be filed from time to time with the Canadian securities regulatory authorities by the Corporation.

For a more detailed discussion of certain of these risk factors, see "Risk Factors".

SUMMARY OF FILING STATEMENT

The following is a summary of information relating to the Corporation and should be read together with the more detailed information and financial data and statements contained elsewhere in this Filing Statement. Capitalized terms used in this summary will have the meaning provided in the Glossary or elsewhere in this Filing Statement.

This Filing Statement is being prepared and filed on SEDAR in accordance with the Exchange Policy 5.3.

Summary of the Principal Terms of the Transactions:

As announced in a press release dated November 23, 2011, the Corporation has entered into a Sale Agreement with HDRL dated November 22, 2011, whereby the Corporation has purchased the Option from HDRL which Option, once exercised, would give the Corporation a 100% interest in the Buck Property. The Option is granted pursuant to an Option Agreement between HDRL and the Vendor.

In order to purchase the rights of HDRL in and to the Option Agreement, the Corporation must pay to HDRL $100,000 in cash and issue to HDRL 1,200,000 Common Shares on the Closing Date. Thereafter in the event that the Corporation completes a:

(i) NI 43-101 compliant resource estimate on the Buck Property, the Corporation must issue to HDRL an additional 1,200,000 Common Shares;

(ii) ‘preliminary assessment’ or a ‘pre-feasibility study’, the Corporation must issue to HDRL an additional 2,400,000 Common Shares; and

(iii) ‘feasibility study’, the Corporation must issue to HDRL an additional 2,400,000 Common Shares.

Following the closing of the Acquisition, in order to exercise the Option, the Corporation must:

(i) pay the Vendor a total amount of $20,000 in cash and issue to the Vendor a total of 100,000 Common Shares on the Closing Date;

(ii) pay the Vendor a total amount of $25,000 in cash and issue to the Vendor a total of 150,000 Common Shares on the first anniversary of the Closing Date;

(iii) pay the Vendor a total amount of $30,000 in cash and issue to the Vendor a total of 200,000 Common Shares on the second anniversary of the Closing Date; and

(iv) pay the Vendor a total amount of $30,000 in cash and issue to the Vendor a total of 200,000 Common Shares on the third anniversary of the Closing Date.

See "General Development of the Business -- Acquisition" for more information.

As part of the Transactions, the Corporation will complete the Financing, which is expected to be a non-brokered private placement pursuant to which the Corporation expects to raise aggregate gross proceeds of approximately $4,000,000 to $5,000,000. In order to complete the Transactions, the Financing must raise an amount equal to or greater than the ‘Total Planned Expenditures’ of $1.77 million as set out in ‘Available Funds and Principal Purposes’ below. The Financing will be conducted as an equity financing pursuant to which the Corporation expects to issue approximately $1,000,000 in Common Shares at $0.50 per Common Share and the remainder in Flow-Through Common Shares at $0.60 per Flow-Through Common Share.

See "General Development of the Business" and "Available Funds and Principal Purposes" for more information.

Buck Property

The Buck Property is an early stage exploration gold-silver project consisting of 135 mineral claims located near to Houston, British Columbia. Historical exploration of the Buck Property has successfully outlined an area of low sulphidation epithermal precious metal mineralization with associated concentrations of zinc and lead that is open to the northwest and southeast, and open, in part, to the west and south that has economic potential. In addition, much of the Buck Property remains unexplored. The Technical Report recently prepared on the Buck Property has concluded that further exploration and testing is recommended for the Buck Property.

Arm's Length Transaction	The Transactions were negotiated by parties dealing at arm's length and therefore are not Non-Arm's Length Transactions, as that term is defined under the policies of the Exchange.

Insiders	Robert A. Dickinson, Monica Cousens and Rahn & Bodmer Co. are each 10% shareholders and, as a result, Insiders of the Corporation.

Available Funds and Principal Uses Of Funds:

As of the date of this Filing Statement, the Corporation had working capital of $25,000. Pursuant to the Transactions, the Corporation intends to raise approximately $4,000,000 to $5,000,000 in equity financing, which will constitute the Available Funds. The principal purposes of the Available Funds will be to fund, among other things, the recommended work program on the Buck Property, property payments associated with the Acquisition of the Buck Property, administrative costs and for general working capital purposes and to pay for the regulatory and legal costs to complete the Transaction.

The following table sets out information respecting the Corporation's intended uses of cash for the 6 months following the Closing Date and for the Phase 1 work program, assuming the completion of the Transactions and the Corporation will need to raise at least an amount equal to the ‘Total Planned Expenditures’ from the Financing in order to be able to close the Transactions

Item	Amount
Mineral exploration program (Phase 1 work program)	$ 1,100,000
Buck Property payments	120,000
General and administrative expenses	200,000
Expenses related to Transactions	350,000

Total Planned Expenditures	$ 1,770,000

See "Available Funds and Principal Purposes". There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary.

Financial Information:	The Corporation's audited consolidated financial statements for the years ended July 31, 2011, 2010 and 2009 are available on SEDAR. See "Selected Financial Information".

Public Market:	The Common Shares have been listed on the NEX Exchange since February 2005 under the symbol QZM.H and on the Over-the-Counter Bulletin Board since May 1994 under the symbol QZMRF.

The closing price of the Common Shares on November 22, 2011, being the last day on which the Common Shares traded prior to the announcement of the Transactions on November 23, 2011, was $0.20 per Common Share. The trading volume of the Common Shares on the NEX Exchange has historically been very low and, accordingly, the price per Common Share above may not accurately reflect the value of the Common Shares.

See “Information Concerning the Corporation – Stock Exchange Price”

Interest of Experts:

No person or company whose profession or business gives authority to a statement made by the person or company and who is named as having prepared or certified a part of this Filing Statement or prepared or certified a report described or included in this Filing Statement currently holds, directly or indirectly, more than 1% of the Common Shares, or holds any property of the Corporation or of an Associate or Affiliate of the Corporation and no such person is expected to be elected, appointed or employed as director, senior officer or employee of the Corporation or of an Associate or Affiliate and no such person is a promoter of the Corporation or an Associate or Affiliate of the Corporation.

Conflict of Interest:	No Conflicts of Interests applicable

Summary of Risk Factors:

There are a number of risks associated with the business of the Corporation. As a result of the nature of the Corporation's business and the present stage of exploration and development of the Buck Property, the Corporation may be subject to significant risks. The Corporation's actual exploration and operating results may be very different from those expected as at the date of this Filing Statement.

Readers should carefully consider all such risks, which include the following risk factors:

•	the Buck Property is in the exploration stage only and is without a known body of commercial ore;

•	no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development will be obtained on a timely basis;

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as of the date of this Filing Statement, no resources have been noted in the Technical Report. There is no certainty that further exploration and development will result in the definition of indicated or measured resources, or probable or proven reserves, at the Buck Property; there is no guarantee that title to any of the claims comprising the Buck Property will not be challenged or impaired, including by the assertion of aboriginal land claims;

•

all of the mineral claims in the Buck Property overlap with areas in which certain aboriginal groups have asserted various aboriginal rights and could impact future operations should any of these claims be proven;

•

it is not always possible to insure fully against unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes that may occur and the Corporation may decide not to take out insurance against such risks, as a result of high premiums or for other reasons;

•	all of the Corporation’s operations will be subject to environmental regulations, which can make operations expensive or prohibit them altogether;

•	there can be no assurance that the business of the Corporation will not experience significant losses in the near future or that the Corporation will be profitable in the future, or ever;

•	the Corporation will require additional financing to carry out further exploration on, and if warranted, development of the Buck Property, and there is no guarantee that such funds will be available;

•

the international mining industry is highly competitive and the Corporation’s inability to compete with other mining companies for resources would have a material adverse effect on the Corporation’s results of operation and business;

•	the Corporation will depend on certain key directors, officers, employees and consultants, the loss of any one of whom could have an adverse effect on the Corporation;

•	any expansion of the Corporation’s business may place a significant strain on its financial, operational and managerial resources;

•	the Corporation’s directors and officers may serve as directors or officers of other natural resource companies where situations may arise creating competition with the Corporation;

•	the Corporation has a limited operating history and there is no assurance that it will earn profits in the future;

•	the Corporation may be subject to various government laws and regulations that may have negative effects on the Corporation;

•	the market price of the Common Shares is likely to be highly volatile; and

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the Corporation has not paid dividends in the past and does not expect to pay dividends in the near future. The Corporation may face risks due to obligations to spend certain amounts pursuant to obligations arising from Flow-Through Common Shares.

See the ‘Risk Factors’ section below for a more detailed discussion.

REQUISITE APPROVALS

Under Policy 5.3 of the Exchange Policies, the Corporation must obtain the consent for the Acquisition and the Graduation of a majority of the votes of its disinterested shareholders that would normally vote at a meeting of shareholders. This Filing Statement is being filed with the Exchange and delivered to shareholders in order to obtain their consent without the necessity of holding a formal meeting of shareholders. If the consent approving the Acquisition and the Graduation is not passed by such a majority, the Corporation will not proceed with the Acquisition, the Graduation and the Financing and the Corporation may remain on the NEX Board of the Exchange.

The Corporation must also obtain the approval of the Exchange with respect to the Transactions. The Transactions have been conditionally accepted by the Exchange subject to the Corporation fulfilling all of the requirements of the Exchange.

RISK FACTORS

The following risk factors assume the completion of the Transactions. Due to the nature of the Corporation's business and present stage of exploration and development of the Buck Property, the Corporation may be subject to significant risks. Readers should carefully consider all such risks, including those set out in the discussion below. The Corporation's actual exploration and operating results may be very different from those expected as at the date of this Filing Statement.

Exploration, Development and Mining Risks

Resource exploration, development and operations are highly speculative, characterized by a number of significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. The Corporation will rely upon consultants and others for exploration, development, construction and operating expertise. Substantial expenditures are required to establish mineral resources and mineral reserves through drilling, to develop metallurgical processes to extract the metal from mineral resources and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.

No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; gold and silver prices; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot accurately be predicted, but the combination of these factors may result in the Corporation not receiving an adequate return on invested capital.

The Corporation will carefully evaluate the political and economic environment in considering any properties for acquisition. There can be no assurance that additional significant restrictions will not be placed on the Buck Property and any other properties the Corporation may acquire for its operations. Such restrictions may have a material adverse effect on the Corporation’s business and results of operation.

Mineral Resources

As of the date of this Filing Statement, no resources have been defined at the Buck Property. There is no certainty that further exploration and development will result in the definition of indicated or measured resources, or probable or proven reserves, at the Buck Property.

Title to the Buck Property

The acquisition of title to resource properties is a very detailed and time-consuming process. Title to, and the area of, resource claims may be disputed. Although the Corporation believes it has taken reasonable measures to ensure that title to the mineral claims comprising part of the Buck Property are held as described in this Filing Statement, there is no guarantee that title to any of those claims will not be challenged or impaired. There may be valid challenges to the title of any of the mineral claims comprising the Buck Property that, if successful, could impair development or operations or both.

Land Claims

At the present time, none of the mineral claims in the Buck Property is the subject of an aboriginal land claim. However, no assurance can be provided that such will not be the case in the future.

In Canada, aboriginal interests, rights (including treaty rights), claims and title may exist notwithstanding that they may be unregistered or overlap with other tenures and interests granted to third parties. Generally speaking, the scope and content of such rights are not well defined and may be the subject of litigation or negotiation with the government. The government has a legal obligation to consult First Nations on proposed activities that may have an impact on asserted or proven aboriginal interests, claims, rights or title.

All of the mineral claims in the Buck Property are identified by the Province of British Columbia as overlapping with areas in which certain aboriginal groups have asserted aboriginal interests, rights, claims or, title or undefined rights under historic treaties. Nevertheless, potential overlaps between the Buck Property and existing or asserted aboriginal interests, rights, claims or, title, or undefined rights under historic treaties, may exist notwithstanding whether the Province of British Columbia has identified such interests, rights, claims or, title, or undefined rights under historic treaties.

Uninsurable Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Corporation may decide not to take out insurance against such risks as a result of high premiums or other reasons.

Environmental and Safety Regulations and Risks

All of the Corporation's operations will be subject to environmental regulations, which can make operations expensive or prohibit them altogether. The Corporation may be subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products that could occur as a result of its mineral exploration, development and production. In addition, environmental hazards may exist on a property in which the Corporation directly or indirectly holds an interest, which are unknown to the Corporation at present and have been caused by previous or existing owners or operators of the Buck Property. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties.

To the extent the Corporation is subject to environmental liabilities, the payment of such liabilities or the costs that it may incur to remedy environmental pollution would reduce funds otherwise available to it and could have a material adverse effect on the Corporation. If the Corporation is unable to fully remedy an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on the Corporation. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation's operations. The Corporation intends to minimize potential risks and liabilities associated with pollution of the environment and the disposal of waste products by taking steps to ensure compliance with environmental, health and safety laws and regulations and operating to international environmental standards. There is also a risk that the environmental laws and regulations may become more onerous, making the Corporation's operations more expensive.

Future Profits/Losses and Production Revenues/Expenses

The Corporation has no history of operations and there can be no assurance that significant losses will not occur in the near future or that the Corporation will be profitable in the future. The Corporation's operating expenses and capital expenditures may increase in subsequent years as consultants, personnel and equipment associated with advancing exploration, development and, if warranted, commercial production of the Buck Property and any other properties the Corporation may acquire are added as needed. The amounts and timing of expenditures will depend on the progress of ongoing exploration and development, the results of consultants' analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, and the Corporation's acquisition of additional properties arid other factors, many of which are beyond the Corporation's control. The Corporation does not expect to receive revenues from operations in the foreseeable future, if at all. The Corporation expects to incur losses unless and until such time as the Buck Property and any other properties the Corporation may acquire enter into commercial production and generate sufficient revenues to fund its continuing operations. The development of the Buck Property and any other properties the Corporation may acquire will require the commitment of substantial resources to conduct the time-consuming exploration and development of the properties. There can be no assurance that the Corporation will generate any revenues or achieve profitability. There can be no assurance that the underlying assumed levels of expenses will prove to be accurate.

Requirement of New Capital

The Corporation will require additional financing in order to grow and expand its operations. It is possible that required future financing will not be available or, if available, will not be available on favourable terms. If the Corporation issues treasury shares following completion of the Transactions to finance its operations or expansion plans, control of the Corporation may change and shareholders may suffer dilution of their investment. If adequate funds are not available, or are not available on acceptable terms, the Corporation may not be able to take advantage of opportunities, or otherwise respond to competitive pressures and remain in business. In addition, a positive production decision at the Buck Property or any other development projects acquired in the future would require significant resources/funding for project engineering and construction. Accordingly, the continuing development of the Corporation’s properties will depend upon the Corporation’s ability to obtain financing through debt financing, equity financing, the joint venturing of projects, or other means. There is no assurance that the Corporation will be successful in obtaining the required financing for these or other purposes, including for general working capital.

Competition

The mining industry is highly competitive and the Corporation will compete with other mining companies, many of which have greater resources and experience. Competition in the mining industry is primarily for: mineral rich properties which can be developed and can produce economically; the technical expertise to find, develop and operate such properties; the labour to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine certain minerals, but also conduct production and marketing operations on a worldwide basis. Such competition may result in the Corporation being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. The Corporation's inability to compete with other mining companies for these resources would have a material adverse effect on the Corporation's results of operation and business.

Dependence on Management and Employees

The Corporation will depend on management and certain key employees and consultants, the loss of anyone could have an adverse effect on the Corporation. Shareholders of the Corporation must rely upon the experience and expertise of the management, employees and consultants of the Corporation. The Corporation's success is dependent upon its ability to attract and retain experienced management, employees and consultants.

Management of Growth

Any expansion of the Corporation's business may place a significant strain on its financial, operational and managerial resources. There can be no assurance that the Corporation will be able to implement and subsequently improve its operations and financial systems successfully and in a timely manner in order to manage any growth it experiences. There can be no assurance that the Corporation will be able to manage growth successfully. Any inability of the Corporation to manage growth successfully could have a material adverse effect on the Corporation's business, financial condition and results of operations.

Conflicts of Interest

The Corporation's directors and officers may serve as directors or officers of other natural resource companies or companies providing services to the Corporation or they may have significant shareholdings in other resource companies. Situations may arise where the directors and/or officers of the Corporation may be in competition with the Corporation. Any conflicts of interest will be subject to and governed by the law applicable to directors' and officers' conflicts of interest. In the event that such a conflict of interest arises at a meeting of the Corporation's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of anyone program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with applicable laws, the directors of the Corporation are required to act honestly, in good faith and in the best interests of the Corporation. In determining whether or not the Corporation will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Corporation may be exposed and its financial position at that time.

Limited Operating History

There is no assurance that the Corporation will earn profits in the future, or that profitability, if achieved, will be sustained. If the Corporation does not have sufficient capital to fund its operations, it may be required to forego certain business opportunities, or be subject to having its interest in existing properties diluted or lost. The Corporation may expand its operations through the acquisition of additional businesses, products or technologies that it believes will complement its current or future business. There can be no assurance that the Corporation will be able to identify, acquire or profitably manage additional businesses or successfully integrate any acquired businesses, products or technologies into the Corporation without substantial expenses, delays or other operational or financial problems. Furthermore, acquisitions involve a number of special risks, including diversion of management's attention, failure to retain key acquired personnel, unanticipated events or circumstances, and legal liabilities, some or all of which could have a material adverse effect on the Corporation's business, results of operations and financial condition. In addition, there can be no assurance that the Corporation can complete any acquisition it pursues on favourable terms, that any acquired businesses, products or technologies will achieve anticipated revenues and income, or that any acquisitions completed will ultimately benefit the Corporation's business. An acquisition could also result in a potentially dilutive issuance of equity securities. If a strategy of growth through acquisition is pursued, the failure of the Corporation to manage this strategy successfully could have a material adverse effect on the Corporation's business, results of operations and financial condition.

Government Regulations

The Corporation may be subject to various laws, regulations, regulatory actions and court decisions that may have negative effects on the Corporation. Changes in the regulatory environment imposed upon the Corporation could adversely affect the ability of the Corporation to attain its corporate objectives.

Permits and Licenses

The operations of the Corporation will require licenses and permits from various governmental authorities. There can be no assurance that the Corporation will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development of the Buck Property or, that they will be received in a timely manner.

Share Price Volatility

The market price of the Common Shares of the Corporation is likely to be highly volatile and may be significantly affected by factors such as actual or anticipated fluctuations in the Corporation's operating results, announcements of technological innovations, changes in estimates or analyses by securities analysts, new exploration projects by the Corporation or its competitors, government regulatory action, general market conditions and other factors.

Dividends

The Corporation has not paid dividends in the past and does not anticipate paying dividends in the near future. The Corporation expects to retain its earnings to finance further growth and, when appropriate, retire debt.

Risks Related to Flow-Through Shares

The Financing may involve the issuance of some Flow-Through Common Shares. There is no guarantee that there will not be any differences of opinion between the federal and provincial tax authorities with respect to the tax treatment of the Flow-Through Common Shares issued under the Financing, if any, and the activities contemplated by the Corporation's exploration and development programs.

If the Corporation does not expend an amount equal to the gross proceeds from the sale of the Flow-Through Common Shares, if any, so as to incur sufficient qualifying expenditures within the relevant timeframe, subscribers in the Financing may be reassessed. The Corporation shall be obligated to indemnify any subscribers of Flow-Through Common Shares for tax payable pursuant to any such reassessment pursuant to the terms and conditions set out in the subscription agreements that the Corporation will enter into with each subscriber in the Financing. However, there can be no assurances that the Corporation will have sufficient funds to satisfy such obligations.

General Economic Conditions

Global financial markets have experienced a sharp increase in volatility in recent years. This has been, in part, the result of the revaluation of assets on the balance sheets of international financial institutions and related securities. This has contributed to a reduction in liquidity among financial institutions and has reduced the availability of credit to those institutions and to the issuers who borrow from them. While central banks as well as global governments have attempted to restore much needed liquidity to the global economies, no assurance can be given that the combined impact of the significant revaluations and constraints on the availability of credit will not materially and adversely affect economies around the world in the near to medium term. Some of these economies may experience significantly diminished growth and some may suffer a recession. These market conditions and unexpected volatility or illiquidity in financial markets may also adversely affect the prospects of the Corporation and the value of the Common Shares.

CORPORATE STRUCTURE

The Corporation

Quartz Mountain Resources Ltd. was incorporated on August 3, 1982, in British Columbia, Canada, and it continues to subsist under the laws of the Province of British Columbia. The Corporation is primarily engaged in the acquisition and exploration of mineral properties. The Corporation's corporate office is located at 1040 West Georgia Street, 15th Floor, Vancouver, BC, Canada V6E 4H1.

The Corporation was originally incorporated as Wavecrest Resources Ltd., but changed its name to Quartz Mountain Gold Corp. on June 18, 1986. On November 5, 1997, the name of the Corporation was changed from Quartz Mountain Gold Corp. to Quartz Mountain Resources Ltd., and the common shares were consolidated on a ten-old-for-one-new share basis.

DESCRIPTION OF THE SECURITIES

The Corporation's authorized share capital consists of an unlimited number of common shares without par value, and an unlimited number of preferred shares without par value; of which 13,399,422 Common Shares and no preferred shares are issued and outstanding as fully paid and non-assessable as at the date hereof.

Common Shares

The holders of the Common Shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Corporation, and each Common Share shall confer the right to one vote in person or by proxy at all meetings of the shareholders of the Corporation. The holders of the Common Shares, subject to the prior rights, if any, of any other class of shares of the Corporation, are entitled to receive any dividends in any financial year as the board of directors of the Corporation may by resolution determine. In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, the holders of the Common Shares are entitled to receive, subject to the prior rights, if any, of the holders of any other class of shares of the Corporation, the remaining property and assets of the Corporation.

Preferred Shares

The Preferred Shares may be issued from time to time in one or more series, each series consisting of a number of Preferred Shares as determined by the board of directors of the Corporation who may also fix the designations, rights (including voting rights), privileges, restrictions and conditions attaching to the shares of each series of Preferred Shares. The Preferred Shares of each series shall, with respect to payment of dividends and distributions of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, rank on a parity with the Preferred Shares of every other series and shall be entitled to preference over the Common Shares and the shares of any other class ranking junior to the Preferred Shares.

GENERAL DEVELOPMENT OF THE BUSINESS

History

The Corporation's business objectives are the acquisition and exploration of mineral properties, with a principal concentration on gold and silver.

In the first three years of its existence, the Corporation was active in the exploration of small gold and silver prospects in Canada, but none of these prospects warranted further exploration or development. In 1986, the Corporation acquired the Quartz Mountain gold property (the "Quartz Property"), located in south central Oregon, and until January 2002 most of the Corporation's efforts were expended on the exploration and maintenance of the Quartz Property. The Corporation's interests in the Quartz Property, and in its other properties, were acquired by direct purchase, lease and option, or through joint ventures.

The Corporation sold the Quartz Property during the fiscal year ended July 31, 2002, to Seabridge Resources Ltd. and Seabridge Resources Inc. (collectively "Seabridge"). Seabridge subsequently changed its name to Seabridge Gold Inc. At closing, the Corporation received 300,000 Seabridge common shares, 200,000 Seabridge common share purchase warrants, US$100,000 in cash and a 1% NSR from any future production on the Quartz Property. This transaction was approved by consent of the majority of the Corporation's shareholders. Also during fiscal 2002, the Corporation sold the 300,000 common shares of Seabridge that it had received in the disposition of the Quartz Property, exercised the 200,000 warrants that it received pursuant to that transaction, and it subsequently sold the common shares that it had acquired upon the exercise of the warrants.

Seabridge or any future owner of the Quartz Property will be responsible for all costs relating to the Quartz Property and the Corporation's interest in the Quartz Property is limited to any future NSR that would be forthcoming if or when any mining commences on the Quartz Property.

The Corporation does not have any operating revenue and anticipates that it will rely on sales of its equity securities in order to finance its acquisition and exploration activities.

On November 23, 2011, the Corporation announced the acquisition of the Option from HDRL. The terms of the acquisition of the Option as well as the terms of the exercise of the Option are described below.

Financing

The Financing will consist of a non-brokered private placement financing pursuant to which the Corporation expects to raise aggregate gross proceeds of approximately $4,000,000 to $5,000,000 and will be conducted as an equity financing pursuant to which the Corporation expects to issue approximately $1,000,000 in Common Shares at $0.50 per Common Share and the remainder in Flow-Through Common Shares at $0.60 per Flow-Through Common Share. The Corporation expects to complete the Financing prior to the Closing Date. In order for the Corporation to proceed with the Transactions, the Financing must raise an amount equal to or greater than the ‘Total Planned Expenditures’ of $1.77 million as set out in ‘Available Funds and Principal Purposes’ below. The Financing was announced in a news release dated December 9, 2011. The subscribers pursuant to the Financing will be expected to enter into a subscription agreement with the Corporation. The proceeds of the Financing will be used by the Corporation as described in the ‘Available Funds and Principal Purposes’ section below.

NARRATIVE DESCRIPTION OF THE BUSINESS

Stated Business Objectives

On completion of the Transactions, the Corporation's business will be that of a mineral resource exploration company with exploration operations in British Columbia. The Corporation will proceed to carry out the estimation of the Technical Report on the Buck Property, as discussed below.

The Transactions

The Acquisition

Pursuant to the Option Agreement, the Vendor agreed to grant the Option to HDRL. In order to exercise the Option and thereby acquire a 100% legal and beneficial interest in the Buck Property, HDRL needs to:

(a)	pay on the effective date (meaning the date of Exchange approval of the Option Agreement) $20,000 cash to the Vendor;

(b)

subject to the listing of the common shares of HDRL, no later than 15 business days following the receipt of Exchange approval of the issuance of the common shares pursuant to the Option Agreement, issue 100,000 common shares in the capital of HDRL to the Vendor;

(c)	on or before the first anniversary of the effective date, pay $25,000 cash to the Vendor and issue 150,000 common shares in the capital of HDRL to the Vendor;

(d)	on or before the second anniversary of the effective date, pay $30,000 cash to the Vendor and issue 200,000 common shares in the capital of HDRL to the Vendor; and

(e)	on or before the third anniversary of the effective date, pay $30,000 cash to the Vendor and issue 200,000 common shares in the capital of HDRL to the Vendor.

Following the exercise of the Option, HDRL would become the 100% owner of the Buck Property, subject to a net smelter return royalty, as described below.

Pursuant to the Sale Agreement, HDRL proposes to sell its right, title and interest in and to the Option Agreement (including the right to exercise the Option) to the Corporation.

As consideration to HDRL for selling to the Corporation HDRL’s rights in and to the Option Agreement, the Corporation has agreed to:

(a)	assume the obligations of HDRL under the Option Agreement, specifically to make the payments to the Vendor outlined above with respect to exercising the Option;

(b)	on the effective date of the Sale Agreement, pay to HDRL $100,000 cash and issue to HDRL 1,200,000 Common Shares;

(c)	in the event that the Corporation completes a NI 43-101 compliant resource estimate for the Buck Property, issue to HDRL 1,200,000 Common Shares;

(d)	in the event that the Corporation completes a “preliminary assessment” or a “pre-feasibility study”, issue to HDRL 2,400,000 Common Shares; and

(e)	in the event that the Corporation completes a “feasibility study”, issue to HDRL 2,400,000 Common Shares.

In the event that any Common Shares of the Corporation become issuable to HDRL pursuant to paragraphs (b), (c) or (d) above and, at such time, a person other than an affiliate of HDRL, controls the Corporation, the Common Shares are not listed with the Exchange or a comparable exchange, or shareholder approval is required but has not been granted for such share issuance, then HDRL may, it its sole discretion, elect to receive a cash payment from the Corporation in lieu of any of such Common Shares with the amount of such cash payment equal to the 10 day volume-weighted average closing price of the Common Shares.

The Sale Agreement is conditional and will become effective upon the following conditions having been satisfied or waived by the parties to the Sale Agreement:

(a)

HDRL completing, at its own cost, a report including a proposed work program for the Buck Property in accordance with the requirements of National Instrument 43-101 (this condition has been satisfied by the completion of the Technical Report);

(b)	the Graduation;

(c)

the completion by the Corporation of the Financing in an amount of at least $5,000,000 (which condition the parties have agreed to waive if necessary, provided that the Corporation raises at least $1.77 million in the Financing); and

(d)	approval of the Exchange and shareholder consent or approval, as needed.

Pursuant to the terms of the Option Agreement, upon the Corporation having fully exercised the Option, the Corporation will grant to the Vendor a 3% net smelter returns royalty on the Buck Property. Upon the royalty payments to the Vendor having equalled or exceeded $10,000,000, the net smelter returns royalty payable to the Vendor will be reduced by 1%. The Corporation will have an additional right at any time to further reduce the net smelter returns royalty by 1% by making a payment of $500,000 to the Vendor.

Conditions

Completion of the Transactions is subject to the satisfaction of certain conditions. Among other things, these conditions include receipt of approval from the Exchange for the Transactions and consent of over 50% of the shareholders of the Corporation with respect to the Transactions.

Recommendations of the Board

The Board of Directors of the Corporation approved the Transactions and determined that the Transactions are in the best interests of the Corporation and its shareholders.

The Buck Property

The Corporation is in the business of mineral exploration. The Corporation's primary mineral project is the Buck Property, located in central British Columbia. The Corporation retained David Bailey, PhD, P.Geo, to prepare the Technical Report in accordance with NI 43-101. A copy of the Technical Report will be filed on SEDAR in accordance with NI 43-101 and made available for inspection at the head office of the Corporation.

Buck Property Description and Location

The Buck Property lies immediately to the southeast of the town of Houston in central British Columbia as shown in the figure below. It consists of 135 contiguous mineral claims, totalling 55,998.46 hectares. The claims boundaries have not been legally surveyed.

The list of claims detailing expiry dates are shown in Table 1. To keep all of the mineral claims in good standing requires annual expenditures of $4 per hectare, totalling $223,994, plus a $0.40 per hectare service fee for an additional annual cost of $22,399. The cost for payment of cash in lieu of work is $246,393. No surface rights are currently held.

Claim Name	Expiry date
New Buck, Bob Creek 2, Gotcha, Gotcha 2	March 20, 2012
Bob Creek 5,6, 7,8	March 21, 2012
Bob Creek 10, 12-21	April 25, 2012
Bob Creek 22-33	May 4, 2012
Bob Creek 34-42 (tenure #855216) and 42 (tenure #855217)	May 18, 2012
Bob Creek 43-47	May 22, 2012
Buck 1-88	May 25, 2012

Source: Summarized from Technical Report

The Corporation has acquired the Option on the Buck Property through the Sale Agreement with HDRL, which has agreed to sell its rights and obligations under the Option Agreement to the Corporation on the basis described in the Acquisition section above.

The Option may be exercised by the Corporation on the basis described in the Acquisition section above.

Richard Billingsley holds legal title to the Buck Property subject to a Declaration of Trust under which Mr. Billingsley holds such legal title in trust for the Vendors and HDRL (to be replaced by the Corporation following the closing of the Acquisition). On exercise of the Option by the Corporation, both legal and beneficial title in the Buck Property will be transferred to the Corporation by the Vendors and Mr. Billingsley.

The Buck Property hosts a zone of gold-silver mineralization with associated concentrations of lead and zinc in the vicinity of Bob Creek, the location of which is shown in the figure below. As the Buck Property is at the exploration stage, there have been no estimates of mineral resources or reserves, and since there has not been any previous mining, there are no mine workings or associated infrastructure on the Buck Property.

The Buck Property is not subject to any specific issues that relate to the environment or First Nations' rights except those that are applicable to the Province of British Columbia as a whole. In Canada, aboriginal interests, rights (including treaty rights), claims and title may exist notwithstanding that they may be unregistered or overlap with other tenures and interests granted to third parties. Generally speaking, the scope and content of such rights are not well defined and may be the subject of litigation or negotiation with the government. The government has a legal obligation to consult First Nations on proposed activities that may have an impact on asserted or proven aboriginal interests, claims, rights or title.

Certain of the mineral claims in the Buck Property are identified by the Province of British Columbia as overlapping with areas in which certain aboriginal groups have asserted aboriginal interests, rights, claims or, title or undefined rights under historic treaties. Nevertheless, potential overlaps between the BC Claims and existing or asserted aboriginal interests, rights, claims or, title, or undefined rights under historic treaties, may exist notwithstanding whether the Province of British Columbia has identified such interests, rights, claims or, title, or undefined rights under historic treaties in the Records.

Some of the mineral claims in the Buck Property overlap with certain existing surface tenure which may impose certain restrictions on interfering with or obstructing the operation and maintenance of surface operations associated with such surface tenure. The Corporation does not hold any surface rights with respect to the Buck Property but will be required to obtain all necessary surface rights by way of filing for mining leases for the construction and operation of a mining operation on the Buck Property. This process may involve the Corporation having to pay compensation to affected current surface rights holders, if any. A complete land title review of surface ownership has not been conducted at this time, but the Corporation is aware that the mineral claims in the Buck Property generally consist of Crown land, which would make it easier to obtain surface access and rights of use for mineral development but a more detailed analysis will be required.

The Buck Property is not subject to any legal or environmental actions.

Exploration of the Buck Property is subject to the granting of permits issued by the government of British Columbia. Permits have been received for the Induced Polarization survey, which is part of the proposed phase 1 program. Permit applications for drilling are in process but have not yet been obtained.

Claim Status

Claim status information is included above in the ‘Buck Property Description and Location’ section.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Buck Property is located in central British Columbia. It extends from the outskirts of the town of Houston southward for about 22 kilometres to Parrott Lakes, and from Morice River in the west for about 30 kilometres to near Goosly Lake in the east. Access to the western part of the property is via the Morice River road from Highway 16 near Houston while the central and eastern parts are accessible from the Buck Flats road and the Dungate Creek - Equity road, respectively. Other parts of the Buck Property are accessible by helicopter, which can be chartered from bases in Smithers and Houston.

The climate is typical of the Nechako physiographic region, consisting of mild to warm summers with daytime highs typically up to about 20 degrees C and cold winters during which temperatures generally remain below freezing. Snow accumulates from early November to May. Total annual precipitation is only about 50 cm. Field programs can be carried out year round.

The Buck Property is covered by mixed second growth forest of pine and fir interspersed with alder and poplar and, along the Morice River and Buck Creek, intermittent pasture land. The topography of the Buck Property is generally subdued, ranging from about 900 metres above sea level along the Buck Creek and Morice River valleys to over 1,500 metres above sea level in the eastern part of the property.

The area is serviced by Highway 16, the main arterial highway from Prince George, and by CN rail. The nearest airport is located at Smithers, located about 50 kilometres to the northwest, where daily scheduled air services provide direct access to Vancouver. The region is host to several present and past producing mines and skilled labour is readily available in the region, both for mining and mineral exploration.

A natural gas pipeline and high voltage electricity transmission lines occur immediately to the north of the Buck Property. As the Buck Property is in the exploration stage, no surface rights are currently held.

History

The Buck Property area first became of interest to prospectors in 1905 when alluvial gold was discovered in Bob Creek near its confluence with Buck Creek. The first mineral claims covering bedrock were staked in 1914. In 1936 Houston Gold Mines extracted about 85 tons of mineralized rock from a 10 m long adit in the Bob Creek gorge. Twelve tons of gravity concentrate from the mined material assayed 0.1oz/ton gold, 1.0 oz/ton silver and 1.1% zinc (Caelles, 1981). Between 1945 and 1968 18 holes were drilled in the Bob Creek gorge area by Premier Gold Mining Corporation (1945), Denison Mines Ltd. (1961) and Asarco Corporation of Canada Ltd. (1978). Most of these holes intersected anomalous gold and silver mineralization along with elevated zinc concentrations within quartz feldspar porphyry rocks.

In 1978, Dupont of Canada Ltd. carried out an electromagnetic survey of the Bob Creek area with a VMS model in mind. Although no VMS mineralization was discovered, drilling to test the resultant EM anomalies indicated the presence of anomalous gold and silver to the west of earlier drilling in the Bob Creek gorge area.

Cominco acquired the property in 1982 and, after carrying out a pole-dipole induced polarization survey that defined a geophysically anomalous zone (a pronounced chargeability response over an area of about 400 m x 600 m in size), optioned the property to BP-Selco. BP-Selco undertook a soil geochemical program in the vicinity of Bob Creek and also to the west, across Buck Creek. Significant precious metal anomalies in soils were defined to the south of Bob Creek (Gravel and Hoffman, 1984; Gravel, 1985; Rebagliati and Gravel, 1985).

In the period from 1983 to 1985, BP-Selco drilled 40 diamond drill holes south of Bob Creek and, with the aid of trenching, outlined three zones of anomalous silver-gold-zinc mineralization within an alteration zone in felsic dykes and the volcanic rocks adjacent to the dykes.

Noramco optioned the property in 1989 and, apparently, drilled 16 diamond drill holes during the period from 1988 to 1989 (Lisle and Lewis, 1990), although holes 13, 14 and 15 are not recorded. This drilling demonstrated the altered and mineralized rock extends to the east under the post mineralization Buck Creek Formation that covers the eastern part of the Buck Property. Significant intersections from the BP-Selco and Noramco drilling are tabulated below:

Significant Intersections – BP-Selco and Noramco Drilling

Corporation	Hole No	From (m)	To (m)	Length (m)	Au g/t	Ag g/t	Zn%

BP-Selco	83-9	42.00	54.00	12.00	0.15	8.30	1.05
	84-11	124.00	133.00	9.00	1.67	5.50	0.17
	84-13	22.00	40.75	18.75	3.38	32.50	>0.82
	84-17	92.00	105.00	13.00	<0.1	9.40	>0.46
	84-18	11.00	17.00	6.00	0.56	12.40	0.23
	85-19	9.85	60.15	50.30	0.80	11.68	Not analysed
	85-20	18.00	30.00	12.00	1.05	20.41	Not analysed
	85-23	24.00	30.00	6.00	1.70	40.50	Not analysed
	85-24	33.00	45.00	12.00	0.22	17.20	Not analysed
	85-25	6.10	78.00	71.90	0.40	8.90	Not analysed
	85-26	48.00	60.00	12.00	0.30	8.35	Not analysed
	85-28	3.50	24.00	20.50	0.81	11.61	Not analysed
	85-29	9.10	45.00	35.90	0.20	9.30	Not analysed
Noramco	88-1	24.00	47.00	23.00	0.58	12.65	0.79
	89-6	94.00	104.50	10.50	0.61	10.40	0.17
	89-7	115.00	124.00	9.00	<0.1	6.00	0.28
	89-11	144.50	177.50	33.00	0.40	4.20	0.23

Source: Technical Report

In 1990, Equity Silver Mines Limited drilled five holes, totalling 1,206 metres, to the north of Bob Creek (Aziz, 1992) and intersected moderately to highly altered volcanic and intrusive rocks which, in places contained anomalous precious metals over narrow intervals, for example, 52 g/t Ag and 2.94 g/t Au over 3 metres. While the detailed records of such work are incomplete and the drill hole locations are not available, this work does indicate that the alteration and mineralization extend to the north of where most previous drilling was concentrated.

In 2003, Amarc Resources Ltd. carried out induced polarization geophysical surveys on the current property to the west of Buck Creek and, in 2004, carried out a soil sampling program over the areas underlain by induced polarization anomalies (Rebagliati, 2004).

Canadian Gold Hunter Corp. optioned the property in 2003 and in the following year drilled five holes, one adjacent to Bob Creek and four to the south to test an induced polarization anomaly extension of Cominco's 1982 survey. The northern hole confirmed previous drill results, drilling in the south was not sufficiently encouraging to suggest that further work was warranted (Dahrouge and Grywul, 2005).

Geological Setting

Lying within the Stikine Terrane of central British Columbia, the regional geology is characterized by volcanic assemblages of the Upper Triassic Takla Group and the Lower to Middle Jurassic Hazelton Group and overlain by sedimentary assemblages of the Bowser Lake, Skeena and Sustut groups. Late Jurassic, Cretaceous and Tertiary age belts of rocks formed as a result of both arc volcanism (e.g. Ootsa Lake and Kasalka groups) and later crustal extension (e.g. Endako, Kamloops, Buck Creek and Chilcotin groups), overlie older Mesozoic rocks. In other areas of the Stikine Terrane, the intrusive rocks associated with Cretaceous and Tertiary volcanic assemblages are known to host significant copper and molybdenum deposits (e.g. Granisle, Endako and Huckleberry porphyry deposits) and low sulphidation epithermal precious metal deposits, such as Blackwater-Davidson, Chu and Sam Goosly (Equity Silver), are probably also associated with Late Cretaceous and Tertiary intrusive events. At the Buck Property, epithermal gold-silver mineralization occurs in the vicinity of Bob Creek and is characterized by high silver/gold ratios and significant amounts of lead and zinc.

The Buck Property is underlain by andesitic and dacitic volcaniclastic units of the Lower Jurassic Telkwa Formation of the Hazelton Group, dominantly dacitic units, of the Upper Cretaceous Tip Top Hill Formation and Eocene basaltic andesite and andesite of the Buck Creek Formation. Intruding this assemblage are mafic to felsic stocks that possibly are part of the Upper Cretaceous Bulkley intrusive suite and intermediate to felsic dykes that are considered to belong to the Duck Lake intrusive suite.

Deformation is present in all of the rock assemblages of the Stikine Terrane. In the region of the Buck Property, faults are dominantly northwest-striking and in many cases have resulted in the formation of down-faulted blocks in which younger rocks such as the Tip Top Hill and Goosly Lake formations are preserved.

Mineralization

Drilling, trenching and geological mapping by previous operators in the Bob Creek area has shown that mineralization is of low sulphidation epithermal character, similar in age and to the reported signature of other BC mid Cretaceous mineral occurrences such as Newgold's Blackwater-Davidson deposit, Silverquest's Capoose deposit and Amarc Resources' Newton gold prospect.

The Bob Creek mineralization (occurring in the A, B and C zones) is contained within an alteration zone of that extends at least 700 metres in an east-west direction and at least 600 metres in a north-south direction. Mineralization is most commonly hosted by narrow quartz veins and veinlets and includes iron-rich sphalerite, galena and iron sulphides (pyrite, marcasite and arsenopyrite).

No metallurgical studies have been undertaken and, thus, the habit of occurrence of gold and silver are not known. Although it is likely that some silver is contained within galena, there is a stronger relationship between silver and zinc than between silver and lead.

The mineralized zone at Bob Creek is completely open to the northwest and southeast and partially open to the west and south. As historical work was concentrated in the Bob Creek area, the remaining parts of the property have not been adequately explored and so have excellent exploration potential.

Exploration

No exploration has been carried out on the Buck Property by the Corporation. A summary of work by previous operators is included under the ‘History’ section, above.

Drilling

No drilling has been carried out on the Buck Property by the Corporation. A summary of drilling completed by previous operators is included under History above.

Sampling and Analysis

No sampling has been completed by the Corporation.

Security of Samples

No sampling has been completed by the Corporation.

Interpretation and Conclusions

Historical exploration of the Buck Property, including geochemical and geophysical surveys and drillings, has successfully outlined an area of low sulphidation epithermal precious metal mineralization in the area of Bob Creek that is open to the northwest and southeast, and open, in part, to the west and south. Results of BP-Selco's work in 1984-85 in the area suggest the presence of gold-silver, zinc and lead mineralization that has economic potential. Drilling at the hole spacing completed to date, however, is too wide to allow a reliable resource estimation. Drilling outside the zone has not fully tested the results of either previous geochemical or geophysical surveys. Other exploration drilling to the south was of a reconnaissance nature and although some drill holes intersected anomalous mineralization, drilling failed to define any cohesive mineralization zones.

Exploration to the west of Buck Creek carried out in the 1980's by BP-Selco consisted of soil geochemical surveying in areas underlain by small stocks of the Bulkley intrusive suite. In 2004, Amarc carried out induced polarization surveying in this area. Neither programme was followed up.

The property has been greatly expanded since this prior work was carried out and, other than that provided by Church's 1985 mapping, almost no information is available to assess the potential of much of the western part of the property.

A pronounced chargeability anomaly was defined south of Bob Creek by IP geophysical surveys conducted by Cominco (1982) and others that may be interpreted as being caused by pyrite and other sulphide minerals. Almost all drilling in this area was peripheral to the chargeability anomaly and although precious metal mineralization was discovered to the north of the anomaly (BP-Selco's "B" zone) and to the west (the "A" and "C" zones), no significant drilling was undertaken over the IP chargeability "high" in this area. Since there is an association of precious metals with iron sulphides within the Bob Creek area, drilling is required in this area.

There has been almost no exploration on the north side of Bob Creek. Equity Silver apparently encountered hydrothermally altered volcanics with anomalous silver concentrations (+10 g/t) to the north of Bob Creek but there has been no geophysical or geochemical surveying or significant drilling on the north side. There seems no reason why the north side of Bob Creek should have less potential for hosting precious metal mineralization than the south side unless there is a major structure in this area. During a visit to the Buck Property in the course of preparing the Technical Report, the qualified person examined the rocks in Bob Creek gorge and saw no evidence in the rocks exposed on either side of the gorge that would suggest that a major structure such as a fault occurs along Bob Creek.

The main conclusions of this assessment of the Buck Property are:

1.	Host rocks for mineralization at Bob Creek are andesite and dacite of the Telkwa Formation of the Lower Jurassic Hazelton Group, comprised of sediments interbedded with volcanic strata.

2.

Mineralization at Bob Creek is genetically and spatially related to felsic dykes that have an Upper Cretaceous radiometric age and, thus, may be part of the Upper Cretaceous Duck Lake suite of felsic intrusive rocks.

3.

In the Bob Creek area, hydrothermal alteration is pervasive and, in places, intense. It is dominated by a mineral assemblage which is typical of low sulphidation systems related to porphyry copper- molybdenum mineralization. Thus, the Buck Property is thought to also have potential for the discovery of mineralization related to a porphyry system.

Recommendations

It is concluded that there is exploration potential on the Buck Property and, accordingly, a two phase exploration programme is recommended to evaluate the property. The first phase mainly involves IP surveying north of Bob Creek along with diamond drilling of a poorly tested chargeability anomaly identified during earlier work. This work should be carried out in conjunction with large scale geological mapping of the entire Buck Property. Reconnaissance IP surveying over those areas that, from geological mapping, are considered to have potential for the discovery of either precious metal epithermal mineralization or porphyry copper-molybdenum mineralization is also recommended.

The second phase of exploration, contingent on the results of the first, should comprise diamond drilling to test induced polarization anomalies that may be defined to the north of Bob Creek and elsewhere, as well as additional testing of the known mineralized zones.

Phase 1
Mapping		$50,000
Induced Polarization Survey	100 line km at $3,500/line km	350,000
Drilling	2,000 metres at $350/m (all in)	700,000
Subtotal		1,100,000
Phase 2
Drilling	8,000 metres at $350/m (all in)	2,800,000
TOTAL		$3,900,000

Milestones

The Corporation expects to use the funds available to accomplish the following business objectives over the next 12 months:

(a)	make payments to Vendor under Option Agreement and HDRL under the Sale Agreement;

(b)	complete the Transactions, including costs relating to professional fees, filing and miscellaneous fees; and

(c)	carry out the exploration program on the Buck Property recommend pursuant to the Technical Report.

Exploration and Development

The Corporation intends to perform the exploration and development activities recommended in its Technical Report and particularized as follows:

(a)	Complete an IP geophysical survey in early 2012.

(b)	Carry out geological mapping to further assess and refine anomalies from the geophysical survey and other potential targets on the property.

(c)	Initiate drilling to test for further extension of the gold-silver zone in early to mid 2012.

(d)	Contingent on results from Phase 1 and receipt of permits, the Phase 2 program could be initiated in late 2012.

NON-ARM'S LENGTH PARTY TRANSACTIONS

Other than as described herein, within five years prior to the date hereof, the Corporation has not acquired any assets or been provided any services from any director, officer, Insider or Promoter of the Corporation, except in their capacities as directors, officers or employees of the Corporation.

The Corporation has entered into a corporate services agreement with Hunter Dickinson Services Inc. (“HDSI”) dated July 2, 2010. Certain directors and officers (current and proposed) of the Corporation are also directors or employees of HDSI, namely Messrs Beller, Dickinson, Thiessen and Ms. Kritsos. HDSI is a private company that provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of the Corporation. In addition, HDSI organizes and shares leased premises and office and technical equipment for staff to perform their duties.

During the fiscal year ended July 31, 2011, the Corporation paid US$94,072 (2010 – US$69,156; 2009 – US$127,153) to HDSI for services and reimbursements of third party disbursements pursuant to this agreement.

ARM'S LENGTH TRANSACTIONS

The proposed Transactions was negotiated by the parties dealing at arm’s length with each other and therefore in accordance with the policies of the Exchange and is not a Non-Arm’s Length transaction.

AVAILABLE FUNDS AND PRINCIPAL PURPOSES

Available Funds

The following table sets out information respecting the Corporation's sources of cash and intended uses of cash. The amounts presented are estimates only and are based on the information available to the Corporation as of the closing of the Financing. As of the closing of the Financing, the Corporation expects to have working capital of approximately $5,000,000, to be spent as follows:

Item	Amount
Mineral exploration program (Phase 1 work per Technical Report to be completed over a 12 month period)	$ 1,100,000

Buck Property payments (payable on the Closing Date based on payment obligations in Option Agreement and Sale Agreement)	120,000

General and administrative expenses (for 6 months following Closing Date)	200,000

Expenses related to Transactions	350,000

Total Planned Expenditures	$ 1,770,000

Unallocated Amount	$ 3,230,000

The Corporation will need to raise at least an amount equal to the ‘Total Planned Expenditures’ from the Financing in order to be able to close the Transactions. Following the closing of the Financing, the Corporation's working capital available to fund ongoing operations will be sufficient to meet its administration costs for 6 months. The Corporation will use the funds available to it upon completion of the Transactions to further its stated business objectives. There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary in order for the Corporation to achieve its stated business objectives. See "Narrative Description of the Business – Stated Business Objectives".

Dividends

It is not contemplated that any dividends will be paid on the Common Shares of the Corporation in the immediate future, as it is anticipated that all available funds will be invested to finance the growth of the Corporation's business. The directors of the Corporation will determine if, and when, dividends will be declared and paid in the future from funds properly applicable to the payment of dividends based on the Corporation's financial position at the relevant time. All of the Common Shares of the Corporation are entitled to an equal share in any dividends declared and paid.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND MANAGEMENT'S DISCUSSION AND ANALYSIS

Selected Financial Information

The audited consolidated financial statements of the Corporation for the years ended July 31, 2011, 2010 and 2009 are available on SEDAR at www.sedar.com.

The Corporation's total expenses for the year ended July 31, 2011 were US$174,680. No expenses have been deferred in connection with the proposed Transactions.

Management Discussion and Analysis

Management discussion and analysis for the year ended July 31, 2011, 2010 and 2009 are available on SEDAR at www.sedar.com.

CONSOLIDATED CAPITALIZATION

The following table summarizes the Corporation's capitalization as at the date of this Filing Statement and after giving effect to the Transactions:

Designation of Security	Amount Authorized	Amount outstanding as of July 31, 2011	Amount outstanding as of December 19, 2011	Amount Outstanding after giving effect to the Transactions(1)
Common Shares	Unlimited	13,399,422	13,399,422	22,066,088(2)
Preferred Shares	Unlimited	nil	nil	nil

Notes:

(1)	The Corporation had an accumulated deficit of US$21,209,476 in Shareholders’ Equity as at July 31, 2011.
(2)

Assumes that 8,666,666 total shares (consisting of 6,666,666 Flow-Through Common Shares and 2,000,000 Common Shares) will be issued as a result of the Corporation raising $5,000,000 pursuant to the Financing on the basis described above. The Corporation will need to raise a minimum of $1,770,000 from the Financing in order to be able to close the Transactions.

Fully Diluted Share Capital

The following table sets out the fully diluted issued and outstanding share capital of the Corporation assuming completion of the Transactions.

	Number of Securities(1) (2)	Percentage of Total
Common Shares issued and outstanding	13,399,422	57.4%
Common Shares to be issued upon completion of the Transactions	9,966,666	42.6%
Total	23,366,088	100.0%

Notes:

(1)	1,300,000 common shares to be issued under the Sale Agreement and Option Agreement on Closing Date.
(2)

Assumes that 8,666,666 total shares (consisting of 6,666,666 Flow-Through Common Shares and 2,000,000 Common Shares) will be issued as a result of the Corporation raising $5,000,000 pursuant to the Financing on the basis described above. The Corporation will need to raise a minimum of $1,770,000 from the Financing in order to be able to close the Transactions.

PRIOR SALES

In the 12 months prior to the date of this Filing Statement, the Corporation has not issued any Common Shares.

Stock Exchange Price

The following tables set forth for the periods indicated the price history of the Corporation's common shares on the NEX board of the TSX Venture Exchange:

Period	High	Low	Trading Volume
May 1 to July 31, 2009	0.16	0.12	2,400
August 1 to October 31, 2009	0.30	0.15	8,900
November 1 to January 31, 2010	0.30	0.24	335,000
February 1 to April 30, 2010	0.26	0.23	13,800
May 1 to July 31, 2010	0.24	0.17	6,600
August 1 to October 31, 2010	0.20	0.18	2,600
November 1 to January 31, 2011	0.42	0.18	130,100
February 2011	0.49	0.30	14,800
March 2011	0.49	0.40	49,800
April 2011	0.46	0.38	9,300
May 2011	0.38	0.38	Nil
June 2011	0.38	0.32	1,500
July 2011	0.32	0.32	1,400
August 2011	0.32	0.32	Nil
September 2011	0.32	0.23	13,800
October 2011	0.24	0.21	6,100
November 2011 (as of Nov 17)	0.21	0.20	17,500

PRINCIPAL SECURITYHOLDERS

To the knowledge of the directors and senior officers of the Corporation as of the date hereof, no shareholder of the Corporation (other than securities depositories) is anticipated to own of record or beneficially, directly or indirectly, or exercise control or direction over more than 10% of any class of voting securities of the Corporation at present, except as follows:

Name	No. of Common Shares	Percentage (%)(1)
Robert A. Dickinson	1,457,235	10.88%
Monica Cousens	1,474,352	11.00%
Rahn & Bodmer	1,415,352	10.56%

Notes:

(1)

These numbers and percentages do not reflect the numbers of Common Shares and percentage holdings that may exist following the Closing Date due to the uncertainty at present regarding the number of Common Shares and Flow- Through Common Shares to be issued pursuant to the Financing and the participants in the Financing.

Non-Arm’s Length Party

Mr. Dickinson is an owner of over 10% of the Common Shares of the Corporation. Mr. Dickinson is also a director of HDRL. Consequently Mr. Dickinson is an insider of both the Corporation and HDRL and accordingly is a Non-Arm’s Length Party with respect to the Transactions. Accordingly, the Common Shares owned by Mr. Dickinson will be excluded for the purposes of determining the consent of the shareholders of the Corporation for the Transactions.

DIRECTORS, OFFICERS AND PROMOTERS

Name, Address, Occupation and Security Holdings

The following are the names and municipalities of residence of those persons who are proposed to be directors, officers and promoters of the Corporation following the Closing Date, the positions and offices they are to hold with the Corporation and their principal occupations within the five preceding years. Each director will hold office until the next annual general meeting of the Corporation unless his office is earlier vacated in accordance with the provisions of the BCBCA or the Articles of the Corporation.

Name, municipality of residence and proposed position with the Corporation	Principal Occupation for Past Five Years	Proposed date of first appointment as a Director or Officer of the Corporation	Common Shares held at Present(2)	Percentage of Common Shares held at Present(2)
Ronald W. Thiessen Vancouver, BC President, Chief Executive Officer and Director	Mining Executive	Closing Date	1,070,370	7.99%
Robert A. Dickinson Vancouver, BC Chairman and Director	Mining Executive/ Geologist	Closing Date	1,457,235	10.88%

Name, municipality of residence and proposed position with the Corporation	Principal Occupation for Past Five Years	Proposed date of first appointment as a Director or Officer of the Corporation	Common Shares held at Present(2)	Percentage of Common Shares held at Present(2)
David Mordant Vancouver, BC Director	Businessman	Closing Date	Nil	Nil
Gordon Fretwell(1) Vancouver, BC Director	Corporate Lawyer	January 2003	Nil	Nil
James Kerr Vancouver, BC Director	Chartered Accountant	Closing Date	Nil	Nil
Simon Beller Vancouver, BC Chief Financial Officer	Chartered Accountant	Closing Date	Nil	Nil
Xenia Kritsos Vancouver, BC Corporate Secretary	Corporate Lawyer	Closing Date	Nil	Nil

Notes:

(1)	Directors of the Corporation prior to the Closing Date.
(2)

These numbers and percentages do not reflect the numbers of Common Shares and percentage holdings that may exist following the Closing Date due to the uncertainty at present regarding the number of Common Shares and Flow- Through Common Shares to be issued pursuant to the Financing and the participants in the Financing.

Audit Committee

The audit committee has a charter that sets out its mandate and responsibilities. A copy of the audit committee charter was attached as Schedule A to the Management Information Circular filed on SEDAR on December 23, 2005.

Composition of Audit Committee

The members of the audit committee are James Kerr, David Mordant and Gordon J. Fretwell. All audit committee members are financially literate and Messrs Kerr, Mordant and Fretwell are not officers, employees or Control Persons of the Corporation.

Relevant Education and Experience

As a result of their education and experience, each member of the audit committee has familiarity with, an understanding of, or experience in:

  the accounting principles used by the Corporation to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

  reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation's financial statements; and

  an understanding of internal controls and procedures for financial reporting.

Audit Committee Oversight

The audit committee has not made any recommendations to the Board of Directors to nominate or compensate any external auditor that was not adopted by the Board.

The Corporation's auditor, Davidson & Company LLP, has not provided any material non-audit services during the most recently completed fiscal year.

Pre-Approval Policies and Procedures

The Corporation has procedures for the review and pre-approval of any services performed by its auditors. The procedures require that all proposed engagements of its auditors for audit and non-audit services be submitted to the audit committee for approval prior to the beginning of any such services. The audit committee considers such requests, and, if acceptable to a majority of the audit committee members, pre-approves such audit and non-audit services by a resolution authorizing management to engage the Corporation's auditors for such audit and non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the regulations of the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

Exemption from Certain Canadian Audit Committee Requirements

Pursuant to section 6.1 of National Instrument 52-110 – Audit Committees ("NI 52-110"), as adopted by the Canadian Securities Administrators (including the British Columbia, Alberta and Ontario Securities Commissions which have jurisdiction over the Corporation, the "CSA"), the Corporation is exempt from the requirements of Parts 3 and 5 of NI 52-110 for the year ended July 31, 2011, by virtue of the Corporation being a "venture issuer" (as defined in NI 52-110).

Part 3 of NI 52-110 prescribes certain requirements for the composition of audit committees of non-exempt companies that are reporting issuers under Canadian provincial securities legislation. Part 3 of NI 52-110 requires, among other things that an audit committee be comprised of at least three directors, each of whom, is, subject to certain exceptions, independent and financially literate in accordance with the standards set forth in NI 52-110.

Part 5 of NI 52-110 requires an annual information form that is filed by a non-exempt reporting issuer under National Instrument 51-102 – Continuous Disclosure Obligations, as adopted by the CSA, to include certain disclosures about the issuer's audit committee, including, among other things: the text of the audit committee's charter; the name of each audit committee member and whether or not the member is independent and financially literate; whether a recommendation of the audit committee to nominate or compensate an external auditor was not adopted by the issuer's board of directors, and the reasons for the board's decision; a description of any policies and procedures adopted by the audit committee for the engagement of non-audit services; and disclosure of the fees billed by the issuer's external auditor in each of the last two fiscal years for audit, tax and other services.

Management

The following sets forth further particulars on those individuals who will be members of management and key personnel of the Corporation, including the positions they will hold with the Corporation, the proportion of their time to be devoted to the Corporation, and their relevant educational background.

Simon Beller (age 35), Chief Financial Officer

Simon Beller is a Chartered Accountant and Chartered Business Valuator who specializes in mergers, acquisitions, valuations, divestitures and financings. He is also Vice President, Corporate Finance at Hunter Dickinson Services Inc. Prior to joining HDSI, Mr. Beller acted as chief financial officer for the MultiSport Centre of Excellence and spent seven years with KPMG practicing corporate finance.

Robert A. Dickinson (age 63), Chairman and Director

Mr. Dickinson is an economic geologist who has been actively involved in mineral exploration and mine development for over 40 years. He is Chairman of Hunter Dickinson Inc. and Hunter Dickinson Services Inc. as well as a director and member of the management team of a number of the public companies associated with Hunter Dickinson Inc. He is also President and Director of United Mineral Services Ltd., a private resource company. He also serves as a Director of the BC Mining Museum and a Trustee of the BC Mineral Resources Education Program.

James Kerr (age 66), Director

Mr. Kerr holds a B.A. degree and graduated from the University of British Columbia in 1968. Mr. Kerr is a Chartered Accountant and was a partner at KPMG, a national accounting firm, until his retirement in 2007. Mr. Kerr has extensive experience in public practice, and actively involved with audit committees of mining and energy companies, providing advice on accounting and compliance issues based on a risk management approach.

David Mordant (age 67), Director

Retired founder and CEO of an agricultural commodities trading business that was sold to a listed company. Focused on commodity and stock market trading in local and international markets since 2002 and has been a guest commentator on CNBC on commodities and stocks.

Gordon Fretwell (age 57), Director

Mr. Fretwell holds a B.Comm, degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree. Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon J. Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law.

Xenia Kritsos (age 40), Corporate Secretary

Ms. Kritsos is an internationally qualified business lawyer experienced in providing advice in the mining infrastructure, technology and other sectors. Areas of expertise include mergers and acquisitions, corporate finance, securities law, competition law and foreign investment. Ms. Kritsos is also Legal Counsel for Hunter Dickinson Services Inc.

Ronald W. Thiessen (age 58), President, Chief Executive Officer and Director

Ronald Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is a director of HDSI, a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. He is also a director and Chief Executive Officer of Hunter Dickinson Inc., the parent company to HDSI.

Promoter Consideration

Not Applicable.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

Corporate Cease Trade Orders or Bankruptcies

No proposed director, officer, insider, promoter or control person of the Corporation has, within the previous ten year period, been a director, officer, insider or promoter of any other issuer that was the subject of a cease trade order or similar order, or an order that denied the other issuer access to any exemptions under applicable securities legislation for a period of more than 30 consecutive days, or became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

No director, officer, insider, promoter or control person of the Corporation has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body or self-regulatory authority that would be likely to be considered important to a reasonable security holder making a decision about the Transactions.

Personal Bankruptcies

No director, officer, insider, promoter or control person of the Corporation, or a personal holding company of any such persons, has within the 10 years preceding the date of this Filing Statement, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the individual.

Conflicts of Interest

There may be potential conflicts of interest to which the directors, officers, insiders and promoters of the Corporation may be subject in connection with the operations of the Corporation. The directors, officers, insiders and promoters may be engaged in corporations or businesses which may be in competition with the search by the Corporation for businesses or assets in order to close the Transactions. Accordingly, situations may arise where a director, officer, insider or promoter will be in direct competition with the Corporation. Conflicts, if any, will be subject to the procedures and remedies as provided under the BCBCA. See "Information Concerning the Corporation – Risk Factors."

Other Reporting Issuer Experience

The following tables set out information for the proposed directors, officers and promoters of the Corporation that are, or have been within the five years prior to the date hereof, directors, officers or promoters of other reporting issuers.

Simon Beller CA, CBV, Chief Financial Officer

Mr. Beller has not, within the past five years, been an officer and/or director of any public companies.

James Kerr, CA, Director

Mr. Kerr is, or was within the past five years, a director of the following public companies:

Corporation	Positions Held	Name of Market	From	To
Curis Resources Ltd	Director	TSX	November 2010	Present

David Mordant, Director

Mr. Mordant has not, within the past five years, been an officer and/or director of any public companies.

Robert A. Dickinson, BSc, MSc, Chairman and Director

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Corporation	Positions Held	Name of Market	From	To
Amarc Resources Ltd.	Director	TSX-V, OTCBB	April 1993	Present
	Chairman		April 2004	Present
Anooraq Resources Corporation	Director	TSX-V, NYSE Amex, JSE	October 2004	June 2009
	Director		October 2004	June 2009
	Chairman		April 2004	September 2004
	Co-Chairman		October 2004	June 2009
Continental Minerals Corporation	Director	TSX-V, OTCBB	June 2004	April 2011
	Chairman		June 2004	January 2006
	Co-Chairman		January 2006	December 2006
Curis Resources Ltd.	Director	TSX	November 2010	Present
	Chairman		November 2010	December 2010
Detour Gold Corporation	Director	TSX	August 2006	February 2009
Farallon Mining Ltd.	Director	TSX	July 1991	April 2007
	Chairman		April 2004	September 2004
	Co-Chairman		September 2004	April 2006
Great Basin Gold Ltd.	Director	TSX, NYSE Amex, JSE	May 1986	November 2006
	Chairman		April 2004	December 2005
	Co-Chairman		December 2005	November 2006
Heatherdale Resources Ltd.	Director	TSX-V	November 2009	Present
Northern Dynasty Minerals Ltd.	Chairman	TSX, NYSE Amex	August 2001	Present
	Director		November 1995	Present
Northcliff Resources Ltd.	Chairman and Director	TSX-V	June, 2011	Present
Rathdowney Resources Ltd.	Chairman and Director	TSX-V	March 2011	Present
Rockwell Diamonds Inc.	Director and Chairman	TSX, OTCBB, JSE	November 2000	September 2006
Taseko Mines Limited	Director	TSX, NYSE Amex	January 1991	Present
	Chairman		April 2004	July 2005
	Co-Chairman		July 2005	May 2006

Xenia Kritsos, LLB, Corporate Secretary

Ms. Kritsos is, or was within the past five years, an officer and/or director of the following public companies:

Corporation	Positions Held	Name of Market	From	To
Curis Resources Ltd	Secretary	TSX	November 2010	Present
Heatherdale Resources Ltd.	Secretary	TSX-V	October 2010	Present

Gordon Fretwell, LLB, Director

Mr. Fretwell is, or was within the past five years, an officer and/or director of the following public companies:

Corporation	Positions Held	Name of Market	From	To
Bell Copper Corporation	Secretary	TSX-V	December 2008	Present
	Director		June 2001	Present
Benton Resources Corp.	Director	TSX-V	March 2005	Present
Continental Minerals Corporation	Director	TSX-V, OTCBB	February 2001	April 2011
Copper Ridge Explorations Inc.	Director/Secretary	TSX-V	September 1999	Present
Curis Resources Ltd.	Director	TSX	January 2011	Present
Coro Mining Corporation	Director	TSX	June 2009	Present
Frontera Copper Corporation	Director	TSX	February 2009	June 2009
Grandcru Resources Corp.	Director	N/A	December 2002	May 2008
ICN Resources Ltd. (formerly Icon Industries Ltd.)	Secretary	TSX-V	March 2009	Present
	Director		July 2004	March 2009
International Royalty Corporation	Director	TSX, NYSE Amex	February 2005	February 2010
Keegan Resources Inc.	Director	TSX, NYSE Amex	February 2004	Present
Lignol Energy Corporation	Director	TSX-V	January 2007	Present
Meritus Minerals Ltd.	Director	N/A	June 2007	Present
Northern Dynasty Minerals Ltd.	Director	TSX, NYSE Amex	June 2004	Present
Pine Valley Mining Corp.	Director	OTCBB	August 2003	September 2007
Quartz Mountain Resources Ltd.	Director and Secretary	TSX, OTCBB	January 2003	Present
Rockwell Diamonds Inc.	Secretary	TSX, OTCBB, JSE	March 1998	November 2007
	Director		March 1998	September 2006

Ronald W. Thiessen, CA, President, Chief Executive Officer and Director

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Corporation	Positions Held	Name of Market	From	To
Amarc Resources Ltd.	Director	TSX-V, OTCBB	September 1995	Present
	President and Chief Executive Officer		September 2000	Present
Anooraq Resources Corporation	Director	TSX-V, NYSE Amex, JSE	April 1996	Present
	President and Chief Executive Officer		September 2000	August 2007
Continental Minerals Corporation	Director	TSX-V, OTCBB	November 1995	April 2011
	President and Chief Executive Officer		September 2000	January 2006
	Co-Chairman		January 2006	April 2011
Detour Gold Corporation	Director	TSX	July 2006	Present
	Chairman		July 2006	March 2009
Farallon Mining Ltd.	Director	TSX	August 1994	January 2011
	Co-Chairman		September 2004	December 2005
	Chairman		December 2005	January 2011
Great Basin Gold Ltd.	Director	TSX, NYSE Amex, JSE	October 1993	Present
	President and Chief Executive Officer		September 2000	December 2005
	Co-Chairman		December 2005	November 2006
	Chairman		November 2006	Present
Northern Dynasty Minerals Ltd.	Director	TSX, NYSE Amex	November 1995	Present
	President and Chief Executive Officer		November 2001	Present
Rockwell Diamonds Inc.	Director	TSX, OTCBB, JSE	November 2000	September 2007
	President and Chief Executive Officer		November 2000	September 2006
	Chairman		September 2006	September 2007
Taseko Mines Limited	Director	TSX, NYSE Amex	October 1993	Present
	President and Chief Executive Officer		September 2000	July 2005
	Co-Chairman		July 2005	May 2006
	Chairman		May 2006	Present
Quadro Resources Ltd. (formerly Tri-Gold Resources Corp.	Director	TSX-V	July 1992	December 2006

EXECUTIVE COMPENSATION

In this section "Named Executive Officer" (or "NEO") means each of the following individuals:

(a)	the Chief Executive Officer ("CEO");

(b)	the Chief Financial Officer ("CFO");

(c)

each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year; and

(d)	each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Corporation, nor acting in a similar capacity, at July 31, 2011.

Compensation Discussion and Analysis

The Corporation's compensation policies and programs will be designed to be competitive with similar resource companies and to recognize and reward executive performance consistent with the success of the Corporation's business.

The Corporation expects to establish a compensation committee (the "Compensation Committee"). The function of this committee will be to assist the Board in fulfilling its responsibilities relating to the compensation practices of the executive officers of the Corporation. In furtherance of this purpose, the Compensation Committee shall have the following duties, responsibilities and authority:

(a)

The Compensation Committee shall recommend to the board of directors the form and amount of compensation to be paid by the Corporation to directors for service on the board and on board committees. The Committee shall review director compensation at least annually.

(b)

The Compensation Committee shall annually review the Corporation's base compensation structure and the Corporation's incentive compensation, stock option and other equity-based compensation programs and recommend changes in or additions in such structure and plans to the board of directors as needed.

(c)	The Compensation Committee shall recommend to the board of directors the annual base compensation of the Corporation's executive officers and senior managers (collectively the "Officers").

(d)	The Compensation Committee shall recommend to the board of directors the range of increase or decrease in the annual base compensation for non-Officer personnel providing services to the Corporation.

(e)

The Compensation Committee shall recommend to the board of directors annual corporate goals and objectives under any incentive compensation plan adopted by the Corporation for Officers and non-Officer personnel providing services to the Corporation, and recommend incentive compensation participation levels for Officers and non-Officer personnel providing services to the Corporation under any such incentive compensation plan. In determining the incentive component of compensation, the Committee will consider the Corporation's performance and relative shareholder return, the values of similar incentives at comparable companies and the awards given in past years.

(f)	The Compensation Committee shall evaluate the performance of Officers generally and in light of annual corporate goals and objectives under any incentive compensation plan.

(g)

The Compensation Committee shall periodically review with the Chairman and CEO their assessments of corporate officers and senior managers and succession plans, and make recommendations to the Board regarding appointment of officers and senior managers.

(h)	The Compensation Committee shall provide oversight of the performance evaluation and incentive compensation of non-Officer personnel providing services to the Corporation.

(i)

The Compensation Committee shall administer the Corporation's stock option and other equity based compensation plans and determines the annual grants of stock options and other equity based compensation.

(j)	The Compensation Committee shall recommend to the nominating and governance committee the qualifications and criteria for membership on the Compensation Committee.

Report on Executive Compensation

This report on executive compensation has been authorized by the board of directors of the Corporation (the "Board"). The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Corporation although the Compensation Committee guides it in this role. As part of its mandate, the Board will determine the type and amount of compensation for the Corporation's executive officers. In addition, the Board will review the methodology utilized by the Corporation for setting salaries of employees throughout the organization.

The Corporation's Compensation Committee shall review competitive market information on compensation levels for executives.

Philosophy and Objectives

The compensation program for the senior management of the Corporation shall be designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective executives;

(b)	motivating the short and long-term performance of these executives; and

(c)	better aligning their interests with those of the Corporation's shareholders.

In compensating its senior management, the Corporation expects to employ a combination of base salary, bonus compensation and equity participation through its stock option plan.

Base Salary

In the Board's view, paying base salaries that are competitive in the markets in which the Corporation operates is a first step to attracting and retaining talented, qualified and effective executives. Competitive salary information on comparable companies within the industry is compiled from a variety of sources, including surveys conducted by independent consultants and national and international publications.

Bonus Compensation

The Corporation's objective will be to achieve certain strategic objectives and milestones. The Board will consider executive bonus compensation dependent upon the Corporation meeting those strategic objectives and milestones and sufficient cash resources being available for the granting of bonuses. Bonuses are awarded at the discretion of the Board. The Board approves executive bonus compensation dependent upon compensation levels based on recommendations of the Compensation Committee, and such recommendations are generally based, if necessary, on survey data provided by independent consultants.

Equity Participation

The Board believes that encouraging its executives and employees to become shareholders is the best way of aligning their interests with those of its shareholders. Equity participation will be accomplished through a stock option plan. Stock options are expected to be granted to senior executives taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses and competitive factors. Options are expected to generally be granted to senior executives and vest on terms established by the Compensation Committee.

Compensation of the CEO

The compensation of the CEO is to be approved by the Board. Base salary and bonus levels will be determined taking into account independent market survey data.

The Compensation Committee, once constituted, will review the grants of stock options to directors, management, employees and consultants.

As noted above under the heading "Bonus Compensation" above, incentives that may be paid to the CEO and any other member of the executive or senior management team are determined in respect of the individuals and management team achieving strategic objectives and milestones which are expected to be set at the beginning of each year by the Compensation Committee and approved by the board of directors.

Summary Compensation Table

The compensation paid to the NEOs during the Corporation' two most recently completed financial years of July 31, 2011 and July 31, 2010 is as set out below and expressed in Canadian dollars unless otherwise noted:

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)(2)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compen- sation ($)	Total compensation ($)
					Annual incentive plans ($)	Long-term incentive plans ($)
Rene G. Carrier(1) President	2011 2010	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Paul Mann(2) Principal Accounting Officer	2011 2010	6,580 7,050	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	6,580 7,050

Notes:

(1)	Rene G. Carrier was appointed as President of the Corporation on June 16, 2005.
(2)	Paul Mann was appointed as Principal Accounting Officer of the Corporation on February 8, 2008.

The Corporation expects to compensate its CEO and four highest paid executive officers upon the completion of the Transactions as follows for the 12 month period after giving effect to the Transactions:

Name and principal position	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-Equity incentive plan compensation ($)		Pension value ($)	All other compensa- tion ($)	Total compensation ($)
				Annual incentive plans ($)	Long-term incentive plans
Ronald W. Thiessen President, Chief Executive Officer and Director	$80,000	Nil	Nil	Nil	Nil	Nil	Nil	$80,000
Simon Beller Chief Financial Officer	$50,000	Nil	Nil	Nil	Nil	Nil	Nil	$50,000
Xenia Kritsos Corporate Secretary	$20,000	Nil	Nil	Nil	Nil	Nil	Nil	$20,000

The Corporation expects to compensate its directors upon the completion of the Transactions as follows for the 12 month period after giving effect to the Transactions:

Name of director	Fees Earned ($)	Share- based awards ($)	Option- based awards ($)	Non-Equity incentive plan compensation ($)	Pension value ($)	All other compensa- tion ($)	Total compensation ($)
Robert Dickinson Chairman and Director	$65,750	Nil	Nil	Nil	Nil	Nil	$65,750
Ronald W. Thiessen President, Chief Executive Officer and Director	$65,750	Nil	Nil	Nil	Nil	Nil	$65,750
David Mordant Director	$15,750	Nil	Nil	Nil	Nil	Nil	$15,750
James Kerr Director	$15,750	Nil	Nil	Nil	Nil	Nil	$15,750
Gordon Fretwell Director	$15,750	Nil	Nil	Nil	Nil	Nil	$15,750

Pension Plan Benefits

None

Long-Term Incentive Plan Awards

None

Stock Appreciation Rights

None

Options

The Corporation adopted the Corporation's share option plan, approved by the Corporation's shareholders on January 19, 2007 (the "Plan"), in order to advance the interests of the Corporation by providing a means to encourage directors, officers, employees, and others who provide services to the Corporation and its subsidiaries to acquire shares of the Corporation, thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and furnishing them with additional incentive to advance the interests of the Corporation in the conduct of their affairs.

The Plan is a "rolling" plan, whereby the maximum number of shares that may be reserved for issuance pursuant to all option awards granted under the Plan is 10% of the Corporation's outstanding common shares, as calculated at the time that an award is granted. Under the policies of the Exchange, the continuation of the Plan requires shareholder approval by ordinary resolution at each annual general meeting of the Corporation's shareholders. Accordingly, the Corporation's shareholders will be asked to confirm the Plan in accordance with the policies of the Exchange at the Corporation's annual general meeting, expected to be held in early 2012.

Termination of Employment, Change in Responsibilities and Employment Contracts

None

Compensation of Directors

There are no arrangements under which the directors of the Corporation were compensated during the most recently completed financial year for their services in their capacity as directors or consultants. There are currently no options granted to directors who are not Named Executive Officers. The value of any unexercised options held by directors who are not Named Executive Officers was nil. See "Options to Purchase Securities".

Subsequent to the completion of the Transactions, the Corporation expects to pay independent directors a fee of $15,750 and an additional $3,000 for serving on a Committee of the Board or $5,000 for serving as a chairperson of a Committee of the Board.

Management Contracts

The Corporation has entered into a corporate services agreement with HDSI dated July 2, 2010. Certain directors and officers (current and proposed) of the Corporation are also directors or employees of HDSI, namely Messrs Beller, Dickinson and Thiessen and Ms. Kritsos. HDSI is a private company that provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of the Corporation. In addition, HDSI organizes and shares leased premises and office and technical equipment for staff to perform their duties.

During the fiscal year ended July 31, 2011, the Corporation paid US$94,072 (2010 – US$69,156; 2009 – US$127,153) to HDSI for services and reimbursements of third party disbursements pursuant to this agreement.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No director or officer of the Corporation or person who acted in such capacity in the last financial year of the Corporation or proposed director or officer of the Corporation, or any other individual who at any time during the most recently completed financial year of the Corporation was a director of the Corporation, or any associate of any such individual, is indebted to the Corporation, nor is any indebtedness of any such person to another entity the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation.

INVESTOR RELATIONS ARRANGEMENTS

None

OPTIONS TO PURCHASE SECURITIES

Options to Purchase Securities

As of the date of this Filing Statement, there are no options to purchase Common Shares that will be held upon completion of the Transactions to the extent presently known and subject to applicable regulatory approvals.

Stock Option Plan

As at the date of this Filing Statement, an aggregate of 1,339,943 common shares were available for issuance pursuant to the Plan. No options were outstanding pursuant to Plan.

The Corporation adopted the Plan in order to advance the interests of the Corporation by providing a means to encourage directors, officers, employees, and others who provide services to the Corporation and its subsidiaries to acquire shares of the Corporation, thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and furnishing them with additional incentive to advance the interests of the Corporation in the conduct of their affairs.

The Plan is a "rolling" plan, whereby the maximum number of shares that may be reserved for issuance pursuant to all option awards granted under the Plan is 10% of the Corporation's outstanding common shares, as calculated at the time that an award is granted. Under the policies of the Exchange, the continuation of the Plan requires shareholder approval by ordinary resolution at each annual general meeting of the Corporation's shareholders. Accordingly, the Corporation's shareholders will be asked to confirm the Plan in accordance with the policies of the Exchange at the Corporation's annual general meeting, expected to be held in early 2012.

Pursuant to the Plan, if outstanding options are exercised, or expire, or the number of issued and outstanding common shares of the Corporation increases, the number of options available to grant under the Plan increases proportionately. The exercise price of each option is set by the Board of Directors at the time of grant but cannot be less than the Discounted Market Price (as defined in, and determined in accordance with, the policies of the Exchange). Options can have a maximum term of five years (or 10 years if the Corporation becomes a Tier 1 issuer on the Exchange) and typically terminate 90 days following the termination of the optionee's employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

Eligible Optionees

Under the policies of the Exchange, to be eligible for the issuance of a stock option under the Plan, an optionee must either be a director, officer or employee of the Corporation, or a consultant or an employee of a company providing management or other services to the Corporation, or its subsidiaries, at the time the option is granted. Options may be granted only to an individual or to a company that is wholly-owned by individuals eligible for an option grant. If the option is granted to a non-individual, the company must provide the Exchange with an undertaking that it will not permit any transfer of its securities, nor issue further securities, to any other individual or entity as long as the incentive stock option remains in effect without the consent of the Exchange.

Limitations on Awards

No optionee can be granted an option or options to purchase more than 5% of the outstanding listed shares of the Corporation in any one year period.

ESCROWED SECURITIES

To the knowledge of the Corporation, as of the date hereof, there are no securities of the Corporation subject to escrow.

LEGAL PROCEEDINGS

There are no legal proceedings to which the Corporation is or has been, a party, or of which any of its property is, or has been, the subject matter. To the reasonable knowledge of the management of the Corporation, there are no such proceedings contemplated.

AUDITORS, TRANSFER AGENTS AND REGISTRARS

The current auditor of the Corporation is Davidson & Company LLP, Chartered Accountants, of 1200 – 609 Granville Street, Pacific Centre, Vancouver, British Columbia V7Y 1G6. Davidson & Company LLP is expected to continue as auditor of the Corporation following completion of the Transactions.

The transfer agent and registrar of the Corporation is Computershare Investor Services Inc, of 4th Floor, 510 Burrard Street, Vancouver, BC V6C 3B9. Computershare Investor Services Inc. is expected to remain as registrar and transfer agent of the Corporation upon completion of the Transactions.

MATERIAL CONTRACTS

The following is a list of each material contract entered into by the Corporation within the two years preceding the date of this Filing Statement, other than the contracts entered into in the ordinary course of business:

1.	Sale Agreement between HDRL and the Corporation dated November 22, 2011; and

2.	Geological and Management Services Agreement between Hunter Dickinson Services Inc. and the Corporation dated June 1, 2008 and as amended July 2, 2010.

Copies of these agreements will be available for inspection at the office of the Corporation's counsel located at Suite 1300, 777 Dunsmuir Street, Vancouver, British Columbia V7Y 1K2, until the date of Closing Date and for a period of thirty days thereafter.

GENERAL MATTERS

Experts

Opinions

The following professional persons have prepared reports or have provided opinions that are either included in or referred to in this Filing Statement:

  David Bailey, PhD, P.Geo. is the author and "qualified persons" (within the meaning of NI 43-101) responsible for the preparation of the Technical Report.

Interests of Experts

Except as disclosed herein, no person or company whose profession or business gives authority to a statement made by the person or company and who is named as having prepared or certified a part of this Filing Statement or prepared or certified a report or valuation described or included in this Filing Statement currently holds, directly or indirectly, more than 1% of the Common Shares, or holds any property of the Corporation or of an Associate or Affiliate of the Corporation and no such person is expected to be elected, appointed or employed as director, senior officer or employee of the Corporation or of an Associate or Affiliate of the Corporation and no such person is a promoter of the Corporation or an Associate or Affiliate of the Corporation.

OTHER MATERIAL FACTS

There are no other material facts in respect of the Corporation which are not disclosed elsewhere in this Filing Statement.

BOARD APPROVAL

The Board of the Corporation has approved the contents and the delivery of this Filing Statement as it relates to the Corporation but assumes no responsibility for the adequacy and accuracy of any information regarding the Corporation. Where information contained in this Filing Statement rests particularly within the knowledge of a person other than the Corporation, the Corporation has relief upon information furnished by such person.

APPENDIX A

FINANCIAL STATEMENTS OF QUARTZ MOUNTAIN RESOURCES LTD.

Incorporated by reference and forming part of this Filing Statement, are the audited consolidated financial statements of the Corporation for the years ended July 31, 2011, 2010 and 2009.

AUDITORS' CONSENT

We have read the filing statement of Quartz Mountain Resources Ltd. (the "Company") dated December 19, 2011. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to being named and to the use, through incorporation by reference, in the above mentioned filing statement of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at July 31, 2011 and 2010 and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the years ended July 31, 2011, 2010 and 2009. Our report is dated October 6, 2011.

Vancouver, Canada	Chartered Accountants

December 19, 2011

APPENDIX B

MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE YEAR ENDED JULY 31, 2011

QUARTZ MOUNTAIN RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JULY 31, 2011

T A B L E   O F   C O N T E N T S

Schedule B

1.1 Date

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Quartz Mountain Resources Ltd. ("Quartz Mountain" or the "Company") for the year ended July 31, 2011.

This MD&A is prepared as of October 6, 2011. All dollar amounts herein are expressed in United States Dollars ("USD") unless stated otherwise.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

Schedule C1.2 Overview

Quartz Mountain is a mineral exploration company. It does not currently have an active exploration project but, with the assistance of Hunter Dickinson Services Inc. ("HDSI"), reviews mineral properties to determine whether there are any properties of merit that could be financed by the Company.

The Company's objective is to acquire an exploration project with significant upside potential. In assessing and rating projects, several key criteria are considered. The known mineralization is viewed in accordance to the geological setting and target model. An assessment is made of the project's ultimate size potential. The project's location is evaluated with respect to political, safety and investment risks, in addition to the ease of doing business. The deal structure is also examined and rated for its potential benefit to the Company's shareholders. High priority projects are evaluated in follow-up field inspections.

The Company trades on the NEX Exchange. The Company's trading symbol is QZM.H. In the United States, the Company's shares trade on the Over the Counter Bulletin Board under the symbol QZMRF.

Schedule D1.3 Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in USD, except for the number of common shares.

Consolidated Balance Sheets	As at July 31	As at July 31	As at July 31
	2011	2010	2009
Current assets	$103,695	$264,113	$423,726
Mineral property interests	1	1	1
Total assets	103,696	264,114	423,727

Current liabilities	44,126	29,864	55,838
Shareholders' equity	59,570	234,250	367,889
Total liabilities and shareholders' equity	$103,696	$264,114	$423,727

Statements of Operations and Comprehensive	Year ended	Year ended	Year ended
Loss	July 31	July 31	July 31
	2011	2010	2009
Foreign exchange (gain) loss	$(9,411)	$(13.470)	$55,267
Interest income	(1,597)	(1,790)	(4,451)
Legal, accounting and audit	55,172	46,872	24,521
Mineral property investigations	–	–	7,593
Office and administration	92,136	71,257	113,587
Regulatory, trust and filing	36,390	27,370	27,586
Shareholder communication	1,990	3,400	–
Loss and comprehensive loss for the year	$174,680	$133,639	$224,103

Basic and diluted loss per common share	$0.01	$0.01	$0.02

Weighted average number of common shares outstanding	13,399,426	13,399,426	13,399,426

Schedule E

Schedule F1.4 Summary of Quarterly Results

Expressed in USD. Minor differences are due to rounding.

	Jul 31	Apr 30	Jan 31	Oct 31	July 31	Apr 30	Jan 31	Oct 31
	2011	2011	2011	2010	2010	2010	2010	2009

	$103,69	$124,60	$152,07	$207,57	$264,11	$313,56	$328,16	$392,76
Current assets	5	5	3	8	3	6	5	0
Mineral property
interests	1	1	1	1	1	1	1	1
Total assets	103,696	124,606	152,074	207,579	264,114	313,567	328,166	392,761

Current liabilities	44,126	20,962	23,867	40,407	29,864	27,338	16,799	75,280
Shareholders' equity	59,570	103,644	128,207	167,172	234,250	286,229	311,367	317,481
Total liabilities and shareholders' equity	103,696	124,606	152,074	207,579	264,114	313,567	328,166	392,761

Working capital	59,569	103,643	128,206	167,171	234,249	286,228	311,366	317,480

Expenses
Foreign exchange	1,028	(6,502)	(3,133)	(804)	4,092	(16,009)	(3,686)	2,133
Interest income	(278)	(340)	(463)	(516)	(504)	(342)	(571)	(373)
Legal, accounting and audit	16,288	8,485	9,062	21,337	11,023	10,556	18,361	6,932
Office and administration	18,837	9,298	26,013	37,988	33,775	17,166	(18,096)	38,412
Shareholder communication	31	709	890	360	1,485	1,915	–	–
Regulatory, trust and filing	8,168	12,913	6,596	8,713	2,108	11,852	10,106	3,304

Loss for the quarter	$44,074	$24,563	$38,965	$67,078	$51,979	$25,138	$6,114	$50,408

Basic and diluted loss per share	$0.00	$0.00	$0.00	$0.01	$0.00	$0.00	$0.00	$0.00

Weighted average number of common shares outstanding (thousands)	13,399	13,399	13,399	13,399	13,399	13,399	13,399	13,399

Schedule G1.5 Results of Operations

Loss for the year ended July 31, 2011 was $174,680 compared to a loss of $133,639 in the prior year. The increase in loss can be attributed to various expenses as discussed below.

Office and administration expenses increased to $92,136 during the year from $71,257 in the prior year. During the prior year, the Company recovered conference and travel costs in the amount of $23,751 from HDSI for costs incurred in prior years. There were no such cost recoveries in 2011.

Regulatory, trust and filing expenses increased to $36,390 during the year from $27,370 in the prior year. This increase is due to an increase in regulatory filing and transfer agency fees during the year.

Legal, accounting and audit expenses increased to $55,172 during the year from $46,872 in the prior year. This is due to an increase in tax advisory services and internal control testing during the year.

Schedule H1.6 Liquidity

At July 31, 2011, the Company had working capital of approximately $59,569 (2010 - $234,249). The Company will need to raise additional sources of funding to maintain operations at the currently level. Although the Company has been successful in the past in raising the necessary funding to continue operations, there can be no certainty it will be able to do so in the future.

The decrease in working capital since July 31, 2010 is due to the usage of funds for general corporate costs.

The Company has no long-term debt, capital lease obligations, operating leases or any other long-term obligations.

The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

Schedule I1.7 Capital Resources

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company's access to exploration financing is always uncertain and there can be no assurance of continued access to significant equity funding.

Additional capital will be required to fund any significant mineral property acquisitions. The Company does not have the funding at this time to complete a major mineral property acquisition, but has sufficient funding to investigate a potential acquisition. Any new mineral property acquisition will require additional financing, likely through the issuance of common shares.

The mining industry is capital intensive and there can be no certainty that the Company's existing cash balances or that the proceeds from the issuance of its common shares will provide sufficient funds for all of the Company's cash requirements. Should the need arise, the Company may pursue other financing options or rely on joint venture partners to supply some of the funds required to explore and develop any acquisitions. There is no assurance that the Company will be successful in obtaining the funds it may require for its programs or that the terms of any financing obtained will be acceptable.

The Company had no commitments for capital expenditures as at July 31, 2011.

The Company has no lines of credit or other sources of financing which have been arranged but, are as yet unused.

Schedule J1.8 Off-Balance Sheet Arrangements

None.

Schedule K1.9 Transactions with Related Parties

Amounts due to a related party	As at July 31,
	2011	2010
Hunter Dickinson Services Inc.	$3,293	$9,864

Related party transactions	Years ended July 31,
	2011	2010	2009
Services rendered by and expenses reimbursed to:
Hunter Dickinson Services Inc.	$94,072	$69,156	$127,153

Hunter Dickinson Services Inc. ("HDSI") is a private company which provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of the Company and its subsidiaries based on annually agreed and set rates.

Services rendered by and expenses reimbursed to HDSI for the years ended July 31, 2011, 2010 and 2009 relate to travel expenses and office and administration services. For the year ended July 31, 2009, geological consulting services for property investigation activities were also provided.

Schedule L1.10 Fourth Quarter

Loss for the quarter ended July 31, 2011 was $44,074 compared to a loss of $51,979 in the comparable quarter in the prior year. The decrease in loss is mainly attributed to a decrease in office and administration expenses.

Office and administration expenses decreased to $18,837 during the quarter from $33,775 in the comparable quarter in the prior year. During last year’s quarter, HDSI performed services relating to, at the time, a potential mineral project for Quartz. The Company did not incur such costs during the current quarter.

Legal, accounting and audit expenses increased to $16,288 during the quarter from $11,023 in the comparable quarter in the prior year. More legal and consulting services were obtained during the quarter relating to regulatory filings.

Regulatory, trust and filing expenses increased to $8,168 during the quarter from $2,108 in the comparable quarter in the prior year. This relates to an increase in regulatory filing and transfer agency fees during the quarter.

Schedule M1.11 Proposed Transactions

There are no proposed assets or business acquisitions or dispositions, other than those in the ordinary course of business, before the Board of Directors for consideration.

Schedule N1.12 Critical Accounting Estimates

Not applicable. The Company is a venture issuer.

Schedule O1.13 Changes in Accounting Policies including Initial Adoption

The required disclosure is presented in note 4 of the accompanying audited consolidated financial statements as at and for the year ended July 31, 2011.

Schedule P1.14 Financial Instruments and Other Instruments

The required disclosure is provided in note 3(k) and note 8 of the accompanying audited financial statements as at and for the year ended July 31, 2011.

Schedule Q1.15 Other MD&A Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Schedule R1.15.1 Additional Disclosure for Venture Issuers Without Significant Revenue

(a) capitalized or expensed exploration and development costs;

Not applicable.

(b) expensed research and development costs;

Not applicable.

(c) deferred development costs;

Not applicable.

(d) general and administration expenses;

The required disclosure is presented in the consolidated statements of operations for the year ended July 31, 2011.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

Schedule S1.15.2 Disclosure of Outstanding Share Data

The following details the share capital structure as of the date of this MD&A.

Number
Common shares	13,399,426

Schedule T1.15.3 Internal Controls over Financial Reporting and Disclosure Controls

The Company's management, including the Chief Executive Officer and the Principal Accounting Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting ("ICFR") is a process designed by, or under the supervision of the Company's principal executive and accounting officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The Company's internal control over financial reporting includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

The Company’s management, including its Chief Executive Officer and Principal Accounting Officer, believes that any system of internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of July 31, 2011. In making the assessment, it used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on their assessment, management has concluded that, as of July 31, 2011, the Company’s internal control over financial reporting was effective based on those criteria.

Schedule U1.15.4 Changes in Internal Control over Financial Reporting

There has been no change in the design of the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting during the period covered by this Management’s Discussion and Analysis.

Schedule V1.15.5 Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Principal Accounting Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s Chief Executive Officer and Principal Accounting Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective in providing reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported within the appropriate time periods and in ensuring that required information is gathered and communicated to the Company's management so that decisions can be made about timely disclosure of that information.

Schedule W1.16 International Financial Reporting Standards ("IFRS")

Management of the IFRS Convergence Project

The Company is evaluating its overall readiness to transition from Canadian GAAP to IFRS including the readiness of its staff, Board of Directors, Audit Committee and auditors.

The IFRS convergence project consists of three primary phases, which in certain cases will occur concurrently as IFRS is applied to specific areas:

Phase 1 – Initial Scoping and Impact Assessment Analysis: to isolate key areas that will be impacted by the transition to IFRS. This phase has been completed.

Phase 2 – Evaluation and Design: to identify specific changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS and development of draft IFRS financial statements. This phase has been completed.

Phase 3 – Implementation and Review: to execute the changes to information systems and business processes, completing formal authorization processes to approve recommended accounting policy changes and training programs across the Company's finance and other staff, as necessary. This will culminate in the collection of financial information necessary to compile IFRS compliant financial statements, including embedding IFRS principles in business processes, and Audit Committee review and approval of the financial statements. This phase is currently in progress and is substantially complete.

IFRS 1 – First Time Adoption of International Financial Reporting Standards

IFRS 1, First-time Adoption of International Financial Reporting Standards ("IFRS 1"), sets forth guidance for the initial adoption of IFRS. Commencing for the period ended October 31, 2011, being the first quarter of the 2012 fiscal year, the Company will restate its comparative fiscal 2011 financial statements for annual and interim periods to be consistent with IFRS. In addition, the Company will reconcile equity and net earnings from the then-previously reported fiscal 2011 Canadian GAAP amounts to the restated fiscal 2011 IFRS amounts.

IFRS generally requires that first-time adopters retrospectively apply all IFRS standards and interpretations in effect as at the first annual reporting date. IFRS 1 provides for certain mandatory exceptions and certain optional exemptions to this general principle.

The Company anticipates using the following IFRS 1 optional exemption:

  to apply the requirements of IFRS 3, Business Combinations, prospectively from the Transition Date

Changes to estimates previously made are not permitted. The estimates previously made by the Company under Canadian GAAP will not be revised for application of IFRS except where necessary to reflect any changes resulting from differences in accounting policies.

Other IFRS Considerations

The conversion to IFRS will impact the way the Company presents its financial results. The first financial statements prepared using IFRS, the Company's interim financial statements for the three months ended October 31, 2011, will include detailed notes disclosing transitional information and disclosure of all new, IFRS-compliant accounting policies.

The Company has obtained an understanding of IFRS from intensive hands-on training of its finance personnel. Our finance personnel include employees who have experience in preparing financial statements under IFRS. The Company has evaluated the impact of the conversion on its accounting systems and has determined that significant changes to its accounting systems will not be required.

In addition, the Company is evaluating its internal and disclosure control processes as a result of its conversion to IFRS, assessing the impacts of adopting IFRS on its contractual arrangements to identify any material compliance issues and considering the impacts the transition will have on its internal planning process and compensation arrangements.

APPENDIX C

CERTIFICATE OF QUARTZ MOUNTAIN RESOURCES LTD.

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities of Quartz Mountain Resources Ltd. assuming the completion of the Transactions.

Dated: December 20, 2011

"Rene G. Carrier"
Rene G. Carrier, President, Chief Executive
Officer and Director

ON BEHALF OF THE BOARD OF DIRECTORS
OF QUARTZ MOUNTAIN RESOURCES LTD.

"Gordon Fretwell"	"Brian Causey"
Gordon Fretwell, Director	Brian Causey, Director